Osler, Hoskin & Harcourt LLP
1000 de La Gauchetière Street West
Suite 2100
Montréal, Québec, Canada H3B 4W5
514.904.8100 MAIN
514.904.8101 FACSIMILE

File No. 82-3764

OSLER

Montréal
Toronto
Ottawa
Calgary
New York

December 20, 2005

François Paradis
Direct Dial: 514.904.5366
fparadis@osler.com




05013483

SECURITIES AND EXCHANGE COMMISSION
Division of Corporation Finance
Judiciary Plaza
450 Fifth Street NW
Washington, DC 20549

Attention: Office of International Corporate Finance

Dear Sirs/Mesdames:

Re: National Bank of Canada (the "Bank")
Exemption pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934 (the "Exchange Act")

On behalf of the Bank, we hereby submit pursuant to Rule 12g3-2(b)(1)(iii) copies of documents that the Bank has made public or has distributed to its security holders since November 11, 2005. For your convenience, a list of these documents is provided in the attached Schedule A.

In accordance with Rule 12g3-2(b)(4), all information and documents included herewith are being furnished under Rule 12g3-2(b)(1) with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Bank is subject to the Exchange Act.

Please acknowledge receipt of this letter by stamping the enclosed receipt copy and returning it in the enclosed pre-paid courier envelope.

If you have any questions or comments regarding this letter, feel free to contact the undersigned at the coordinates noted in the heading.

Yours very truly,



François Paradis
/sc



Encls.
c: Ms. Mary Cascio *(without encls.)*
Ms. Valérie Pelletier*(with encls.)*

MONTREAL:563207.2

OSLER

SCHEDULE A
December 20, 2005

NATIONAL BANK OF CANADA

INDEX OF DOCUMENTS FURNISHED PURSUANT TO RULE 12g3-2(b)(1)(iii)

Note: The documents enclosed herewith are presented in reverse chronological order according to the categories of disclosure requirements set forth in Schedule A attached to our letter dated April 29, 2005.

	DOCUMENT TYPE	DATE OF FILING	
		SEDAR	SCHEDULE "A" REFERENCE NUMBER
1.	Notice of the Annual Meeting and Record Date	November 30, 2005	1.4
2.	Acceptance of Prospectus Supplements No. 1 & 2 dated December 15, 2004 and October 18, 2005	December 2, 2005	4.5
3.	News Release dated December 8, 2005 regarding Results for the Year and Fourth Quarter ended on October 31, 2005	December 8, 2005	4.5
4.	Management's Discussion and Analysis of Financial Condition and Operating Results for the Year and Fourth Quarter ended on October 31, 2005	December 8, 2005	1.2
5.	Financial Statements dated December 8, 2005 for the Year and Fourth Quarter ended on October 31, 2005.	December 8, 2005	1.1

File No. 82-3764



November 30, 2005

SUBJECT : NATIONAL BANK OF CANADA INC.
CUSIP CA633067

To Whom it may concern,

In accordance with The National Instrument 54-101, we hereby advise you that the Annual Meeting date for the above-mentioned company is **March 8, 2006.**

The record date, for the determination of the shareholders entitled to receive notice of said Meeting, is fixed on **January 18, 2006.**

NATIONAL BANK TRUST INC.
SHARE OWNERSHIP MANAGEMENT
NATIONAL BANK OF CANADA INC.

Signed by: Sylvie St-Pierre
Technical Advisor
Tel. : 1 (800) 341-1419

1100 University Street, 12th Floor
Montréal Qc
H3B 2G7

File No. 82-3764

National Bank of Canada

12g3-2(b) Submission

English summary of the acceptance of prospectus supplement received on April 19, 2005

SEDAR PROJECT NO.: 613042

FILE NO.: 2026

Montréal, December 2, 2005

Re: Price Fixing Supplement
Received on October 19, 2005

We acknowledge

receipt of the price fixing supplements no. 1 and no. 2 dated December 15, 2004 and October 18, 2005 respectively to the final short form prospectus of the National Bank of Canada dated March 5, 2004, qualifying the offering of Medium Term Notes, series 3 and 4. This document now forms part of the public files of the Autorité des marchés financiers.

Fees in the amount of $68,000 will be payable at the time of the filing of the report under Section 98.1 of the Regulation.

Yours truly,

[signature]


AUTORITÉ
DES MARCHÉS
FINANCIERS

NUMÉRO DE PROJET SÉDAR: 613042

DOSSIER N°: 2026

Montréal le 2 décembre 2005

Banque Nationale du Canada

Objet : Supplément de fixation du prix
Reçu le 19 octobre 2005

Messieurs,

Nous accusons

réception des suppléments de fixation du prix n°1 et 2 datés du 15 décembre 2004 et 18 octobre 2005 au prospectus simplifié définitif de Banque Nationale du Canada daté du 5 mars 2004, visant le placement de billets à moyen terme série 3 et 4. Ce document fait maintenant partie des dossiers publics de l'Autorité des marchés financiers.

Des droits au montant de 68 000 $ seront exigibles et devront être versés lors du dépôt du rapport prévu à l'article 98.1 du Règlement.

Veuillez agréer, Messieurs, l'expression de nos salutations distinguées.

(s) Nicole Berthelette
Nicole Berthelette
Agent vérificateur

NB/pg

800, square Victoria, 22ième étage, tour de la Bourse, C.P. 246, Montréal (Québec) H4Z 1G3
Tél. : (514) 395-0337 * Télécopieur : (514) 873-6155

File No. 82-3764

For immediate release

National Bank announces record net income of $855 million for 2005

- **All financial objectives achieved or surpassed**
- **Earnings per share up 21% to $4.98**
- **Return on common shareholders' equity of 20.7%**
- **Quarterly dividend up 9% at 48 cents per share**

(millions of dollars)	For the quarter ended October 31		
Net income	2005	2004	%
Personal and Commercial	112	98	+ 14
Wealth Management	27	23	+ 17
Financial Markets	50	63	- 21
Other	18	8	
Total	**207**	**192**	**+ 8**
Earnings per share	**$1.22**	**$1.11**	**+ 10**
Return on common shareholders' equity	**19.4%**	**19.7%**	

(millions of dollars)	For the fiscal year ended October 31		
Net income	2005	2004	%
Personal and Commercial	453	392	+ 16
Wealth Management	115	100	+ 15
Financial Markets	250	245	+ 2
Other	37	(12)	
Total	**855**	**725**	**+ 18**
Earnings per share	**$4.98**	**$4.10**	**+ 21**
Return on common shareholders' equity	**20.7%**	**18.8%**	

MONTREAL, December 8, 2005 – For the fourth quarter ended October 31, 2005, National Bank reported net income of $207 million, compared to $192 million for the corresponding quarter one year earlier, an increase of 8%. Earnings per share stood at $1.22, up 10% from $1.11 per share for the fourth quarter of 2004. Return on common shareholders' equity was 19.4% for the quarter as against 19.7% for the year-earlier period.

Net income for fiscal 2005 reached a new high of $855 million, up 18% from last year's record of $725 million. Earnings per share were $4.98 as against $4.10 the year earlier, an increase of 21%. Return on common shareholders' equity rose from 18.8% in 2004 to 20.7% in fiscal 2005. The Bank declared dividends on common shares of $1.72 in 2005 versus $1.42 in 2004, an increase of 21%.

The Bank recorded a $25 million reversal of the general allowance for credit risk in the fourth quarter of 2005, compared to a $35 million reversal in the year-earlier period. Excluding these reversals, net income for the quarter would have been $190 million, up 12% from $169 million in the fourth quarter of 2004. Earnings per share would have been $1.12 for the fourth quarter of 2005, 14% higher than in the year-earlier period,

when earnings per share stood at $0.98. For fiscal 2005, the general allowance was reduced by $42 million as against $55 million for the previous year. If these items were excluded, net income for fiscal 2005 would have been $827 million, up $138 million or 20%, while earnings per share would have been $4.81, up 23% from $3.90 in 2004.

The Bank's results reflected the excellent growth at the Personal and Commercial and Wealth Management segments stemming from higher volumes with individuals and businesses in an environment where credit quality remained favourable throughout the fiscal year.

"The performance of National Bank demonstrates that it continues to grow at a solid pace on the strength of the contribution of all its segments," declared Réal Raymond, President and Chief Executive Officer. "The fourth quarter was marked by contrasts in the economic and financial environment: volumes for the Personal and Commercial and Wealth Management segments increased, while volume growth at Financial Markets was more limited. The Bank nevertheless performed remarkably well."

Results by Segment

The Personal and Commercial segment generated net income of $112 million for the fourth quarter of 2005, up 14% from $98 million for the year-earlier period due to the 4% growth in revenues, which was driven by the 9.6% increase in the volume of loans and acceptances. For fiscal 2005, net income for the Personal and Commercial segment reached $453 million, up 16% from $392 million in 2004. The advance in the segment's net income stemmed from higher business volumes, an improved efficiency ratio and a lower credit loss provision for businesses.

Net income for the Wealth Management segment totalled $27 million for the quarter, for an increase of 17% compared to $23 million for the corresponding quarter of 2004. Revenues rose by 14%, fuelled in particular by retail brokerage activities and mutual funds. For fiscal 2005, the Wealth Management segment's net income was up 15% to $115 million from $100 million a year earlier primarily owing to private investment management and retail brokerage activities.

At Financial Markets, net income slipped 21% to $50 million for the fourth quarter of 2005 from $63 million for the same period of 2004, mainly due to lower gains on investment account securities. For fiscal 2005, net income for Financial Markets amounted to $250 million compared to $245 million in 2004. The significant decrease in the provision for credit losses was partially offset by an increase in operating expenses, chiefly attributable to variable compensation linked to the revenue mix.

Credit Risk

For the fourth quarter of 2005, the Bank recorded specific provisions for credit losses of $25 million, compared to $27 million for the corresponding quarter in 2004. Consequently, the specific provisions for credit losses for fiscal 2005 were $75 million, compared to $141 million for the preceding fiscal year. The decrease of almost 50% in the specific provisions in 2005 was attributable to both commercial loans and corporate lending.

As at October 31, 2005, gross impaired loans amounted to $260 million, down $128 million or 33% from the beginning of the fiscal year. All business loan portfolios contributed to the decrease. The ratio of gross impaired loans to total adjusted capital and allowances was a mere 6.8%. Taking into account the general allowance for credit risk, allowances exceeded gross impaired loans by $191 million as at October 31, 2005, compared to $190 million as at October 31, 2004, despite a decrease in the general allowance for credit risk from $350 million as at October 31, 2004 to $308 million as at the end of fiscal 2005.

Regulatory Capital
Tier 1 and total capital ratios went from 9.6% and 13.0%, respectively, as at October 31, 2004 to 9.6% and 12.8% as at the end of fiscal 2005, taking into account the $500 million debenture issued on November 2, 2005. On August 15, 2005, the Bank redeemed 7 million preferred shares, Series 13, totalling $175 million, which had already been excluded from regulatory capital in the previous quarter. In October 2005, the Bank converted a US $250 million debenture into deposit notes.

Réal Raymond noted that "these record results confirm National Bank's potential for growth. All our financial objectives were achieved or surpassed and we will continue to deliver on our commitment to balance the interests of all stakeholders – our shareholders, our clients and our employees."

In closing, Mr. Raymond took the opportunity to underscore the contribution of all employees to the Bank's excellent performance. "Our success is a testament to what team work can do!"

Financial Objectives

	Objectives	**Results 4th quarter 2005**	**Results fiscal 2005**
Growth in earnings per share	5% - 10%	10%	21%
Return on common shareholders' equity	16% - 18%	19.4%	20.7%
Tier 1 capital ratio	More than 8.5%	9.6%	9.6%
Dividend payout ratio	35% - 45%	35%	35%

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND OPERATING RESULTS

December 8, 2005 – *The following text presents Management's discussion and analysis of the Bank's financial condition and operating results. This analysis was prepared in accordance with the requirements set out in Regulation 51-102 respecting Continuous Disclosure Obligations of the Canadian Securities Administrators and is based on the unaudited interim consolidated financial statements for the fourth quarter and the consolidated financial statements for fiscal 2005. Additional information about National Bank of Canada, including the Annual Information Form, can be obtained from the SEDAR website at www.sedar.com and the Bank's website at www.nbc.ca*

Analysis of Results

Consolidated Results

National Bank reported net income of $207 million for the fourth quarter ended October 31, 2005, compared to $192 million for the corresponding quarter of 2004, for an increase of 8%. Earnings per share stood at $1.22, up 10% from $1.11 per share for the fourth quarter of 2004.

Net income for fiscal 2005 reached a new high of $855 million, up 18% from last year's record of $725 million. Earnings per share were $4.98 as against $4.10 the year earlier, an increase of 21%.

Total Revenues

Total revenues for the fourth quarter of 2005 amounted to $931 million, up 4.4% compared to the $892 million recorded in the corresponding quarter of 2004.

Net interest income was $402 million for the quarter versus $380 million posted in the corresponding quarter of 2004. Net interest income for the Personal and Commercial segment advanced $18 million or 5.7% to $334 million for the quarter, because of higher volumes of personal and business loans, which were partially offset by a narrowing of the spread. The Financial Markets segment generated net interest income of $129 million, an increase of $19 million. This growth was related to trading activities and must be analyzed taking into consideration the trading revenues recorded in other income.

Other income for the quarter was $529 million as against $512 million for the three-month period ended October 31, 2004. Financial market fees totalled $166 million for the quarter, up $27 million over the corresponding quarter of 2004. Retail brokerage activities and the institutional sub-segment at Financial Markets were equally responsible for this increase. The portion of trading revenues recorded as other income rose $25 million from the fourth quarter of 2004. In addition, if net interest income related to trading activities is included, total trading revenues for the quarter were up $42 million. However, gains on investment account securities this quarter were $4 million versus the $51 million in gains recorded in the fourth quarter of 2004. Other than these items, the growth in other income stemmed from securitization revenues, which were up $11 million, and mutual funds and trust services, including private investment management, which rose $14 million.

Total revenues for fiscal 2005 reached $3,703 million compared to $3,545 million in 2004, for an increase of $158 million or 4.5%.

Net interest income, which represented 39% of all revenues, rose $74 million or 5.4%. At Personal and Commercial, net interest income was up 4% to $1,302 million, mainly as a result of the significant growth in loan volumes, while the spread narrowed 13 basis points, in particular on deposit transaction accounts. The $62 million increase in net interest income in the Financial Markets segment was attributable primarily to trading activities.

Higher average volumes for securitized assets accounted for the $46 million decline in net interest income for the "Other" heading of segment disclosures.

In fiscal 2005, other income grew $84 million or 3.8% from 2004 to $2,266 million. Almost 60% of the increase was attributable to higher financial market fees resulting from the rise in the volume of transactions with individuals and financial market transactions. At $63 million for the year, card service revenues were up $14 million or 29%, driven by the increase in consumer spending. Securitization revenues rose $15 million or 8% in 2005 to $195 million, particularly from the securitization of additional credit card advances during the year. The appeal of the private investment management service coupled with higher volumes and values for mutual funds under management contributed to the growth of $41 million or 17% in trust service and mutual fund revenues, which reached $285 million in 2005. The $11 million decline in lending fees was due to the $25 million in revenues recorded in 2004 attributable to the change in the method of accounting for indemnities on mortgage loan prepayments. If this item were excluded, lending fees, which amounted to $247 million in 2005, would have increased 6%, chiefly owing to the resurgence in commercial credit operations.

Operating Expenses

Operating expenses for the fourth quarter of 2005 were $646 million compared to $623 million for the corresponding period of 2004, an increase of 3.7%. Salaries and staff benefits rose $29 million to $371 million for the quarter, representing 57% of operating expenses. The increase was attributable to staff benefit costs and incentive compensation as a result of the Bank's excellent performance, especially compared to banking sector institutions. The $12 million decline in occupancy costs for the quarter versus the fourth quarter of 2004 was due to the charge for vacant space recorded last year. Professional fees for the quarter stood at $46 million, up $26 million principally as a result of development programs to support business strategies. Other expenses declined $21 million in the fourth quarter of 2005 as against the year-earlier period because of an additional expense for product promotion and customer loyalty programs in the fourth quarter of 2004.

In fiscal 2005, operating expenses were $2,499 million, up $111 million or 4.6% compared to $2,388 million the previous fiscal year. More than 80% of the increase was attributable to salaries and staff benefits, primarily variable compensation and incentive compensation, but also to higher staff benefit costs. Computer and equipment expenses and professional fees combined rose by almost 9% from 2004 to 2005 to $492 million. This increase was driven by the technology developments required to improve computer systems, optimize support operations and comply with regulatory requirements.

Income Taxes

Income taxes for the fourth quarter of 2005 totalled $72 million, representing an effective tax rate of 25.3%, compared to $77 million and an effective tax rate of 27.8% for the year-earlier period. For fiscal 2005, income taxes amounted to $291 million, for an effective tax rate of 24.9%, versus $318 million and an effective tax rate of 29.7% in 2004. Other than income tax reductions in certain jurisdictions and changes in sources of income, the lower effective tax rate in 2005 was also due to tax-efficient financial market transactions.

Results by Segment

Personal and Commercial
Net income for the Personal and Commercial segment totalled $112 million for the fourth quarter of 2005, up $14 million or 14% from the fourth quarter of 2004. Total revenues grew $20 million, or 4% to reach $528 million for the fourth quarter of 2005 compared to $508 million for the same period of 2004. Income for the Personal sub-segment was $12 million or 3.6% higher due to the $3.2 billion increase in average asset volumes, attributable to consumer loans, but also to residential mortgage loans and credit card advances. The increase in revenues stemming from the rise in loan volumes was partly offset by a nearly 15-basis point narrowing of the spread, in particular on transaction deposits. The $8 million or 4.6% revenue growth for the Commercial sub-segment was essentially attributable to the 5.5% or approximately $750 million increase in loans and acceptances, while the sub-segment's spread remained relatively stable. Operating expenses for the Personal and Commercial segment were $321 million for the fourth quarter of 2005 versus $316 million for the year-earlier period, an increase of less than 2%. Consequently, the efficiency ratio improved to 60.8% for the fourth quarter of 2005 compared to 62.2% for the same period in 2004. The segment's allowance for credit losses declined $2 million to $38 million. The allowance for commercial loans decreased but was offset in part by an increase in the allowance for consumer loans.

For fiscal 2005, net income for the Personal and Commercial segment was $453 million, a $61 million or 16% increase over the previous fiscal year. The $3.5 billion or 8.8% advance in loans and acceptances as well as the growth in lending fees, card service revenues and foreign exchange revenues contributed to the $86 million or 4.4% increase in the segment's total revenues of $2.1 billion for fiscal 2005. The improvement in the efficiency ratio from 62.0% in 2004 to 61.1% this year was achieved by containing the increase in operating expenses to 3% despite higher staff benefit and IT investment costs.

Credit losses in fiscal 2005 were $117 million, down $20 million, chiefly owing to commercial credit.

Wealth Management
Net income for the Wealth Management segment amounted to $27 million for the fourth quarter of 2005, up 17% from the $23 million posted for the corresponding quarter of 2004. Total Wealth Management revenues for the quarter were $206 million, up 14% from the fourth quarter of 2004. Three fourths of the growth was generated by retail brokerage activities, while the remainder stemmed from mutual fund revenues. Operating expenses were up $18 million or 13% to $159 million for the quarter. One half of the increase stemmed from variable compensation and the other half from IT costs and professional fees.

The segment's net income grew 15% in 2005 to reach $115 million as a result of the 8.6% increase in revenues, which stood at $807 million for the year. Retail brokerage, private investment management and mutual funds contributed to the growth in the segment's revenues in 2005. The efficiency ratio went from 78.2% in 2004 to 76.7% in 2005, essentially due to the optimization of the cost structures of certain activities.

Financial Markets
Net income for the Financial Markets segment totalled $50 million for the fourth quarter of 2005 compared to $63 million for the year-earlier period. Total revenues for the quarter were $236 million, down $10 million from the same quarter in 2004, mainly as a result of smaller gains on securities, offset in part by trading revenues. Operating expenses for the quarter were $150 million, up 2% from the $147 million in the fourth quarter of 2004. The allowance for credit losses stood at $4 million, while a $2 million recovery had been recorded a year earlier.

Financial Market Revenues[1] *(millions of dollars)*	Q4 2005	Q4 2004	2005	2004
Interest rate	30	(2)	71	43
Equity	43	59	244	190
Commodity and foreign exchange	10	8	28	30
Trading revenues	**83**	**65**	**343**	**263**
Financial market fees	73	61	302	284
Banking services	36	41	137	190
Gains on securities	7	38	56	100
Other	37	41	151	147
Total	**236**	**246**	**989**	**984**

[1] Taxable equivalent basis is a calculation method that consists in grossing up certain tax-exempt income by the amount of income tax that otherwise would have been payable. The use of the taxable equivalent basis is not in accordance with GAAP. Securities regulators require that companies caution readers that measures adjusted on a basis other than GAAP do not have standardized meanings under GAAP and may not be comparable to similar measures used by other companies. Please refer to Note 10 to the unaudited interim consolidated financial statements for particulars on the taxable equivalent adjustment to segment results.

For fiscal 2005, net income for the Financial Markets segment amounted to $250 million compared to $245 million the previous year. The favourable impact on results of the decrease in credit losses from $51 million in 2004 to $8 million in 2005 was offset by the almost 10% increase in operating expenses for the segment. Higher operating expenses and relatively stable revenues were due to revenues from activities with a higher variable compensation rate, costs for IT development and the integration of the National Bank Financial Group. Total revenues for the Financial Markets segment were $989 million in 2005 versus $984 million in 2004. Trading revenues advanced 30% to $343 million, driven by good market opportunities, and commission revenues grew by $18 million or 6% due to the increase in the volume of market transactions. These increases were offset by the $44 million decrease in gains on securities and the $53 million decline in banking service revenues from 2004 when the Bank had participated in several large transactions.

Other

The "Other" heading of segment results generated net income of $18 million for the fourth quarter of 2005 compared to $8 million for the year-earlier period. The increase was mainly due to securitization activities. For fiscal 2005, net income for the "Other" heading of segment results amounted to $37 million as against a net loss of $12 million for the same period last year. The variance was chiefly attributable to the $37 million gain ($25 million net of income taxes) on the disposal of investments in financial institutions in South America. In 2005, the Bank reversed a total of $42 million of the general allowance for credit risk versus $55 million in 2004, which reduced net income for the "Other" heading of segment results by $9 million, net of income taxes. The remainder of the variance was attributable to securitization activities.

Cash Flows

Due to the nature of the Bank's business, most of its revenues and expenses are cash items. Moreover, significant cash flow movement can be observed, especially in trading activities, which impacts several assets and liabilities such as trading account securities, securities sold short or securities sold under repurchase agreements.

For the fourth quarter of 2005, cash and cash equivalents declined $1.7 billion compared to a decrease of $1.6 billion for the fourth quarter of 2004. As at October 31, 2005, cash and cash equivalents totalled $6.3 billion versus $5.3 billion a year earlier.

Operating activities generated cash of $0.8 billion. The decrease in trading account securities generated $1.6 billion, which was partially offset by the $700 million increase in Other items, in particular amounts in the settlement process. For the corresponding quarter of 2004, operating activities required $0.1 billion.

Financing activities required cash flows of $2.5 billion due to an increase in securities sold short and securities sold under repurchase agreements. For the fourth quarter of 2004, the cash generated by financing activities was due to the decrease in securities sold short.

Lastly, funds used in investing activities in the fourth quarter of 2005 were negligible. For the corresponding period of 2004, investing activities required $2.6 billion mainly because of the increase in investment account securities.

Risk Management

Credit Risk

For the fourth quarter of 2005, the Bank recorded specific provisions for credit losses of $25 million, which were offset by the $25 million reversal of the general allowance for credit risk. In the corresponding quarter of 2004, an $8 million recovery of credit losses was recorded as a result of the $35 million reversal of the general allowance. Consequently, the provision for credit losses for fiscal 2005 was $33 million, representing a $42 million recovery of the general allowance and specific charges of $75 million. For 2004, the specific provisions were $141 million and the recovery of the general allowance was $55 million. The decrease of almost 50% in the specific provisions for 2005 was attributable to both commercial loans and corporate lending.

As at October 31, 2005, the allowance for credit losses exceeded impaired loans by $191 million compared to $190 million as at October 31, 2004, despite the $42 million reduction in the general allowance for credit risk. Moreover, impaired loans declined for all business lending segments. The general allowance for credit risk stood at $308 million as at October 31, 2005 versus $350 million a year earlier.

The ratio of gross private impaired loans to total adjusted capital and allowances was excellent at 6.8% as at October 31, 2005 versus 10.9% as at October 31, 2004.

Market Risk – Trading Activities

The Value-at-Risk (VaR) simulation model is one of the main tools used to manage market risk in trading activities. The VaR measure is based on a 99% confidence level, which is an estimate of the maximum potential trading loss in 99 out of 100 days, which means that actual losses will probably exceed VaR on only one day out of 100. The computerized VaR calculation model is based on two years of historical data. Market risk management is discussed in more detail on page 63 of the 2004 Annual Report.

The following table entitled "Trading Activities" illustrates the allocation of market risk by type of risk: interest rate, foreign exchange, equity price and commodity.

Trading Activities[1]
(millions of dollars)

Global VaR by risk category	For the quarter ended October 31, 2005				For the quarter ended July 31, 2005			
	Period end	High	Average	Low	Period end	High	Average	Low
Interest rate	(3.5)	(7.5)	(4.8)	(2.7)	(6.1)	(6.7)	(4.7)	(2.8)
Foreign exchange	(0.9)	(2.0)	(0.9)	(0.2)	(1.7)	(2.2)	(1.3)	(0.5)
Equity	(5.1)	(5.1)	(4.3)	(2.8)	(3.8)	(4.7)	(3.5)	(2.4)
Commodity	(0.6)	(0.9)	(0.6)	(0.5)	(0.8)	(0.9)	(0.7)	(0.6)
Correlation effect[2]	5.0	7.6	4.8	2.1	5.5	6.5	4.4	2.3
Global VaR	**(5.1)**	**(7.9)**	**(5.8)**	**(4.1)**	**(6.9)**	**(8.0)**	**(5.8)**	**(4.0)**

(1) Amounts are presented on a pre-tax basis and represent one-day VaR.
(2) The correlation effect is the result of the diversification of types of risk.

Balance Sheet
As at October 31, 2005, the Bank's assets stood at $107.6 billion compared to $88.7 billion as at October 31, 2004. Loans and acceptances were up $5.8 billion. Moreover, cash, deposits with financial institutions, securities and securities purchased under reverse repurchase agreements rose $12.1 billion. The following table presents the main portfolios.

Average monthly volumes *(millions of dollars)*	**October 2005**	October 2004
Loans and acceptances*		
Residential mortgages	20,728	19,554
Consumer loans	8,283	6,491
Credit card receivables	1,707	1,589
SME loans	15,133	14,339
Corporate loans	3,216	2,922
	49,067	**44,895**
Deposits		
Personal (balance)	26,385	24,008
Off-balance sheet personal savings (balance)	63,262	57,207
Business	11,103	10,668

*including securitized assets

As at October 31, 2005, residential mortgage loans amounted to $20.7 billion, up $1.2 billion or 6% compared to October 31, 2004 as a result of the solid performance of the residential real estate sector in the Bank's main market. At $8.3 billion, consumer loans were up 28%, with approximately 40% of this strong growth attributable to volumes from partnerships and the remainder to secured lines of credit. The increase in consumer spending contributed to the growth in the volume of credit card receivables, which rose 7.4% over the year to $1.7 billion as at October 31, 2005.

Businesses started using bank credit again as evidenced by the $0.8 billion or 5.5% rise in outstanding loans to small and medium-sized enterprises as at October 31, 2005, while corporate loans increased by approximately $300 million during the year to $3.2 billion at the end of the year.

Personal deposits stood at $26.4 billion as at October 31, 2005, up $2.4 billion or 10% compared to October 31, 2004, primarily due to deposits distributed by the subsidiary Altamira. Off-balance sheet personal savings administered by the Bank as at October 31, 2005 totalled $63.3 billion, an increase of $6.1 billion or 11% since the end of the previous fiscal year. Two thirds of the growth was attributable to savings administered by brokerage subsidiaries with the remainder due to private investment management and mutual funds.

Critical Accounting Estimates

A summary of the significant accounting policies used by the Bank is presented in Note 1 and Note 2 to the audited consolidated financial statements as at October 31, 2004 on pages 90 to 97 of the 2004 Annual Report.

Page 56 of the 2004 Annual Report presents explanations of certain accounting policies that are considered critical because they are important to the presentation of the Bank's financial condition and operating results, and require difficult, subjective and complex judgments and estimates because they relate to matters that are inherently uncertain. We invite the reader to refer to the Annual Report for these explanations.

Changes in Accounting Policies

Variable interest entities
On November 1, 2004, the Bank adopted Accounting Guideline No. 15 "Consolidation of Variable Interest Entities" (AcG-15) issued by the Canadian Institute of Chartered Accountants (CICA). This Guideline provides guidance on the application of the standards set out in CICA Handbook Section 1590 "Subsidiaries" to certain entities defined as variable interest entities ("VIEs"). VIEs are entities in which equity investors do not have a controlling financial interest or the equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support provided by other parties. AcG-15 requires the consolidation of a VIE by its primary beneficiary, defined as the party that receives the majority of the expected residual returns and/or that absorbs the majority of the entity's expected losses. The application of the provisions of AcG-15 on November 1, 2004 resulted in the consolidation of certain mutual funds in which the Bank has a significant investment and the consolidation of the VIE that leases the Bank's head office building under a capital lease. The impact of the application of this standard was an increase in "Premises and equipment" of $84 million, "Securities" of $48 million, "Other assets" of $3 million, "Other liabilities" of $90 million, "Non-controlling interest" of $44 million, and "Retained earnings" of $1 million. Prior period consolidated financial statements have not been restated for this change.

Investment companies
Effective November 1, 2004, the Bank has applied Accounting Guideline No. 18 "Investment Companies" (AcG-18). Under this Guideline, investment companies that satisfy certain criteria are required to account for all their investments at fair value, including investments that would otherwise be consolidated or accounted for using the equity method. The impact of the adoption of this new Guideline on the consolidated financial statements for the 2005 fiscal year is negligible.

Future Changes in Accounting Policies

Financial Instruments – Recognition and Measurement, Hedges and Comprehensive Income
In January 2005, the CICA issued three new accounting standards: "Financial Instruments – Recognition and Measurement," "Hedges" and "Comprehensive Income." These standards provide guidance on the recognition and measurement of financial assets, financial liabilities and non-financial derivatives.

They also provide guidance on the classification of financial instruments and standards on hedge accounting (see Note 3 to the unaudited interim consolidated financial statements).

These new standards will apply to the Bank effective November 1, 2006. The impact of implementing these new standards on the Bank's consolidated financial statements cannot yet be determined as it is dependent on the Bank's unsettled positions and hedging strategies and on market volatility at the time of transition.

Capital

Tier 1 and total capital ratios, according to the rules of the Bank for International Settlements, were 9.6% and 12.8%, respectively, as at October 31, 2005, taking into account the $500 million debenture issued on November 2, 2005, compared to 9.6% and 13.0% as at October 31, 2004.

During the first quarter of 2005, the Bank issued $350 million of subordinated debentures and redeemed the same amount in the third quarter. On March 15, 2005, the Bank issued 8,000,000 Non-Cumulative Fixed Rate First Preferred Shares Series 16 to take advantage of the current market conditions which allowed the Bank to issue the shares at a rate considerably lower than the 6.15% fixed rate that would likely have been the rate at which dividends would have been paid on the 7,000,000 Non-Cumulative First Preferred Shares Series 13 after August 15, 2005. The Bank ceased to take into account the Non-Cumulative First Preferred Shares Series 13 as Tier 1 capital for capital adequacy purposes effective March 15, 2005, the date on which the Non-Cumulative Fixed Rate First Preferred Shares Series 16 were issued. The Bank redeemed the Non-Cumulative First Preferred Shares Series 13 on August 15, 2005. In October 2005, the Bank converted a US $250 million debenture into deposit notes.

During fiscal 2005, the Bank repurchased 4.2 million common shares for a total of $224 million as part of a normal course issuer bid to repurchase up to 8.4 million shares commenced on January 13, 2005.

In addition, risk-weighted assets rose by $5.4 billion or 13%, chiefly because of higher loan volumes.

Dividends

At its meeting on December 8, 2005, the Board of Directors declared regular dividends on the various classes and series of preferred shares as well as a dividend of 48 cents per common share payable on February 1, 2006 to shareholders of record on December 29, 2005.

Additional Financial Information

(unaudited)
(millions of dollars except per share amounts)

	2005				2004				2005	2004
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Total	Total
Total revenues	$ 931	$ 889	$ 900	$ 983	$ 892	$ 858	$ 884	$ 911	$ 3,703	$ 3,545
Net income	$ *207*	$ *207*	$ *202*	$ 239	$ 192	$ 167	$ 180	$ 186	$ 855	$ 725
Earnings per share										
Basic	1,22	1.20	1.17	1.39	1.11	0.95	1.01	1.03	4,98	4.10
Diluted	1,20	1.18	1.15	1.37	1.09	0.94	1.00	1.02	4,90	4.05
Dividends per common share	0,44	0.44	0.42	0.42	0.38	0.38	0.33	0.33	1,72	1.42
Return on common shareholders' equity	19,4 %	19.6 %	19.9 %	23.6 %	19.7 %	17.2 %	19.0 %	19.0 %	20,7 %	18.8 %
Total assets	$ 107,598	$ 110,593	$ 99,917	$ 91,703	$ 88,497	$ 85,481	$ 86,466	$ 83,156		
Impaired loans,net	117	114	119	134	160	199	220	234		
Per common share										
Book value	25,39	24.70	24.19	23.97	22.87	22.30	21.94	21.81 $		
Stock trading range										
High	61.47	58.21	55.24	49.75	48.78	45.50	47.93	45.00		
Low	55.87	51.60	48.72	46.39	42.31	42.72	43.27	40.17		

Caution regarding forward-looking statements

From time to time, National Bank of Canada makes written and oral forward-looking statements, included in this quarterly report, in other filings with Canadian regulators or the U.S. Securities and Exchange Commission, in reports to shareholders, in press releases and in other communications. All such statements are made pursuant to the "safe harbour" provisions of the United States *Private Securities Litigation Reform Act of 1995*. These forward-looking statements include, among others, statements with respect to the economy, market changes, the achievement of strategic objectives, certain risks as well as statements with respect to our beliefs, plans, expectations, anticipations, estimates and intentions. These forward-looking statements are typically identified by the words "may," "could," "should," "would," "suspect," "outlook," "believe," "anticipate," "estimate," "expect," "intend," "plan," and words and expressions of similar import.

By their very nature, such forward-looking statements require us to make assumptions and involve inherent risks and uncertainties, both general and specific. There is significant risk that express or implied projections contained in such statements will not materialize or will not be accurate. A number of factors could cause actual future results, conditions, actions or events to differ materially from the targets, expectations, estimates or intentions expressed in the forward-looking statements. Such differences may be caused by factors, many of which are beyond the Bank's control, which include, but are not limited to, changes in Canadian and/or global economic and financial conditions (particularly fluctuations in interest rates, currencies and other financial instruments), liquidity, market trends, regulatory developments and competition in geographic areas where the Bank operates, technological changes, consolidation in the Canadian financial services sector, the possible impact on our businesses of international conflicts and other developments including those relating to the war on terrorism and the Bank's anticipation of and success in managing the risks implied by the foregoing.

The Bank cautions that the foregoing list of important factors is not exhaustive. Investors and others who base themselves on the Bank's forward-looking statements should carefully consider the above factors as well as the uncertainties they represent and the risk they entail. The Bank therefore cautions readers not to place undue reliance on these forward-looking statements. The Bank does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by or on behalf of the Bank.

Highlights

(unaudited)	Quarter ended October 31			Fiscal year ended October 31		
	2005	2004	**% Change**	**2005**	2004	**% Change**
Operating results						
(millions of dollars)						
Total revenues	**$931**	$892	4	**$3,703**	$3,545	4
Net income	**207**	192	8	**855**	725	18
Return on common shareholders' equity	**19.4 %**	19.7 %		**20.7 %**	18.8 %	
Per common share						
Net earnings - basic	**$1.22**	$1.11	10	**$4.98**	$4.10	21
Dividends paid	**0.44**	0.38	16	**1.72**	1.42	21
Book value				**25.39**	22.87	11
Stock trading range						
High	**61.47**	48.78		**61.47**	48.78	
Low	**55.87**	42.31		**46.39**	40.17	
Close	**59.14**	48.78		**59.14**	48.78	

Financial position (millions of dollars)	**October 31 2005**	October 31 2004	
Total assets	**$107,598**	$88,497	22
Loans and acceptances	**50,360**	44,574	13
Deposits	**61,977**	53,432	16
Subordinated debentures and shareholders' equity	**5,699**	5,612	2
Capital ratios - BIS			
Tier 1	**9.6 %**	9.6 %	
Total	**12.8 %** [(1)]	13.0 %	
Impaired loans, net of specific and general allowances	**(191)**	(190)	
as a % of loans and acceptances	**(0.4) %**	(0.4) %	
Assets under administration/management	**221,132**	180,598	
Total personal savings	**89,647**	81,215	
Interest coverage	**12.71**	12.61	
Asset coverage	**4.73**	3.42	
Other information			
Number of employees	**16,890**	16,555	2
Number of branches in Canada	**457**	462	(1)
Number of banking machines	**788**	770	2

(1) Taking into account the issuance of $500 million of subordinated debentures on November 2, 2005.

Consolidated Statement of Income

(unaudited) (millions of dollars)	Quarter ended October 31 2005	Quarter ended July 31 2005	Quarter ended October 31 2004	Fiscal year ended October 31 2005	Fiscal year ended October 31 2004
Interest income and dividends					
Loans	**568**	538	476	**2,122**	1,884
Securities	**189**	189	155	**739**	588
Deposits with financial institutions	**67**	52	24	**193**	113
	824	779	655	**3,054**	2,585
Interest expense					
Deposits	**267**	332	194	**1,113**	800
Subordinated debentures	**21**	25	24	**100**	99
Other	**134**	116	57	**404**	323
	422	473	275	**1,617**	1,222
Net interest income	**402**	306	380	**1,437**	1,363
Other income					
Financial market fees	**166**	158	139	**682**	633
Deposit and payment service charges	**52**	51	50	**201**	200
Trading revenues	**12**	94	(13)	**192**	198
Gains (losses) on investment account securities, net	**4**	(7)	51	**91**	91
Card service revenues	**14**	17	12	**63**	49
Lending fees	**65**	67	65	**247**	258
Acceptances, letters of credit and guarantee	**15**	15	16	**61**	65
Securitization revenues	**52**	48	41	**195**	180
Foreign exchange revenues	**20**	20	17	**76**	72
Trust services and mutual funds	**77**	74	63	**285**	244
Other	**52**	46	71	**173**	192
	529	583	512	**2,266**	2,182
Total revenues	**931**	889	892	**3,703**	3,545
Provision for credit losses	**-**	15	(8)	**33**	86
	931	874	900	**3,670**	3,459
Operating expenses					
Salaries and staff benefits	**371**	355	342	**1,451**	1,359
Occupancy	**48**	45	60	**184**	200
Computers and equipment	**94**	85	96	**356**	334
Communications	**22**	19	19	**81**	77
Professional fees	**46**	33	20	**136**	118
Other	**65**	79	86	**291**	300
	646	616	623	**2,499**	2,388
Income before income taxes and non-controlling interest	**285**	258	277	**1,171**	1,071
Income taxes	**72**	46	77	**291**	318
	213	212	200	**880**	753
Non-controlling interest	**6**	5	8	**25**	28
Net income	**207**	207	192	**855**	725
Dividends on preferred shares	**5**	8	5	**26**	23
Net income available to common shareholders	**202**	199	187	**829**	702
Number of common shares outstanding (thousands)					
Average - basic	**165,176**	165,363	167,671	**166,382**	170,918
Average - diluted	**167,939**	167,849	169,936	**168,964**	173,276
End of period	**165,335**	165,096	167,430	**165,335**	167,430
Earnings per common share (dollars)					
Basic	**1.22**	1.20	1.11	**4.98**	4.10
Diluted	**1.20**	1.18	1.09	**4.90**	4.05
Dividends per common share (dollars)	**0.44**	0.44	0.38	**1.72**	1.42

Consolidated Balance Sheet

(unaudited) (millions of dollars)	**October 31 2005**	July 31 2005	October 31 2004
ASSETS			
Cash	**227**	232	481
Deposits with financial institutions	**10,087**	11,799	5,296
Securities			
Investment account	**6,869**	6,945	7,446
Trading account	**26,183**	27,745	20,561
	33,052	34,690	28,007
Securities purchased under reverse repurchase agreements	**7,023**	8,270	4,496
Loans			
Residential mortgage	**15,677**	16,005	15,500
Personal and credit card	**9,796**	9,292	7,825
Business and government	**22,096**	20,978	18,751
	47,569	46,275	42,076
Allowance for credit losses	**(451)**	(480)	(578)
	47,118	45,795	41,498
Other			
Customers' liability under acceptances	**3,242**	2,842	3,076
Fair value of trading derivative financial instruments	**2,390**	2,844	2,735
Premises and equipment	**355**	345	267
Goodwill	**662**	662	662
Intangible assets	**178**	179	180
Other assets	**3,264**	2,935	1,799
	10,091	9,807	8,719
	107,598	110,593	88,497
LIABILITIES AND SHAREHOLDERS' EQUITY			
Deposits			
Personal	**26,385**	25,476	24,008
Business and government	**29,636**	28,474	23,966
Deposit-taking institutions	**5,956**	7,043	5,458
	61,977	60,993	53,432
Other			
Acceptances	**3,242**	2,842	3,076
Obligations related to securities sold short	**15,504**	16,776	10,204
Securities sold under repurchase agreements	**12,915**	14,526	8,182
Fair value of trading derivative financial instruments	**1,846**	2,386	2,386
Other liabilities	**5,928**	6,593	5,235
	39,435	43,123	29,083
Subordinated debentures	**1,102**	1,409	1,408
Non-controlling interest	**487**	415	370
Shareholders' equity			
Preferred shares	**400**	575	375
Common shares	**1,565**	1,557	1,545
Contributed surplus	**13**	12	7
Unrealized foreign currency translation adjustments	**(26)**	(10)	(10)
Retained earnings	**2,645**	2,519	2,287
	4,597	4,653	4,204
	107,598	110,593	88,497

Consolidated Statement of Cash Flows

(unaudited) (millions of dollars)	Quarter ended October 31 2005	Quarter ended October 31 2004	Fiscal year ended October 31 2005	Fiscal year ended October 31 2004
Cash flows from operating activities				
Net income	**207**	192	**855**	725
Adjustments for:				
Provision for credit losses	**-**	(8)	**33**	86
Amortization of premises and equipment	**16**	16	**63**	52
Future income taxes	**1**	50	**(31)**	50
Translation adjustment on foreign currency subordinated debentures	**(12)**	(32)	**(11)**	(29)
Gains on sales of investment account securities, net	**(4)**	(51)	**(91)**	(91)
Gains on asset securitization and other transfers of receivables, net	**(36)**	(14)	**(125)**	(64)
Stock option expense	**1**	1	**6**	5
Change in interest payable	**(35)**	107	**(73)**	58
Change in interest and dividends receivable	**(154)**	(85)	**11**	268
Change in income taxes payable	**(2)**	(17)	**6**	(161)
Change in fair value of trading derivative financial instruments	**(86)**	(145)	**(195)**	(116)
Change in trading account securities	**1,562**	(1,569)	**(5,622)**	(1,410)
Excess of pension plan contributions over expenses	**-**	-	**-**	(20)
Change in other items	**(691)**	1,472	**(430)**	929
	767	(83)	**(5,604)**	282
Cash flows from financing activities				
Change in deposits	**689**	(836)	**8,250**	1,969
Maturity of subordinated debentures	**-**	-	**350**	-
Repurchase of subordinated debentures	**-**	(34)	**(350)**	(79)
Issuance of common shares	**8**	9	**58**	42
Issuance of preferred shares	**-**	-	**200**	-
Repurchase of common shares for cancellation	**-**	(41)	**(224)**	(382)
Repurchase of preferred shares for cancellation	**(175)**	-	**(175)**	-
Dividends paid on common shares	**(73)**	-	**(278)**	(179)
Dividends paid on preferred shares	**(8)**	(6)	**(27)**	(23)
Change in obligations related to securities sold short	**(1,272)**	1,064	**5,300**	1,747
Change in securities sold under repurchase agreements	**(1,611)**	949	**4,733**	(492)
Change in other items	**(16)**	(10)	**(19)**	(16)
	(2,458)	1,095	**17,818**	2,587
Cash flows from investing activities				
Change in deposits with financial institutions given as collateral	**25**	(380)	**(3 594)**	(123)
Change in loans	**(2,171)**	(691)	**(8,016)**	(4,851)
Proceeds from securitization of assets and other transfers of receivables	**848**	289	**3,069**	1,648
Maturity of securitized assets	**-**	-	**(706)**	
Purchases of investment account securities	**(31,378)**	(7,367)	**(52,611)**	(15,479)
Sales of investment account securities	**31,454**	5,621	**53,313**	15,140
Change in securities purchased under reverse repurchase agreements	**1,247**	(45)	**(2,527)**	(541)
Consolidation of assets under AcG-15 (Note 2)	**-**	-	**(132)**	-
Net acquisitions of premises and equipment	**(26)**	(11)	**(67)**	(56)
	(1)	**(2,584)**	**(11,271)**	**(4,262)**
Increase (decrease) in cash and cash equivalents	**(1,692)**	(1,572)	**943**	(1,393)
Cash and cash equivalents at beginning	**7,968**	6,905	**5,333**	6,726
Cash and cash equivalents at end	**6,276**	5,333	**6,276**	5,333
Cash and cash equivalents				
Cash	**227**	481	**227**	481
Deposits with financial institutions	**10,087**	5,296	**10,087**	5,296
Less: Amount given as collateral	**(4,038)**	(444)	**(4,038)**	(444)
	6,276	**5,333**	**6,276**	**5,333**
Supplementary information				
Interest paid	**457**	269	**1,589**	1,218
Income taxes paid	**75**	144	**257**	529

Consolidated Statement of Changes in Shareholders' Equity

(unaudited) (millions of dollars)	Fiscal year ended October 31	
	2005	2004
Preferred shares at beginning	**375**	375
Issuance of preferred shares, Series 16 (Note 7)	**200**	-
Redemption of preferred shares, Serie 13 for cancellation (Note 7)	**(175)**	-
Preferred shares at end	**400**	375
Common shares at beginning	**1,545**	1,583
Issuance of common shares		
Dividend Reinvestment and share purchase Plan	**12**	12
Stock Option Plan	**46**	30
Repurchase of common shares for cancellation (Note 7)	**(39)**	(80)
Impact of shares acquired or sold for trading purposes	**1**	-
Common shares at end	**1,565**	1,545
Contributed surplus at beginning	**7**	2
Stock option expense	**6**	5
Contributed surplus at end	**13**	7
Unrealized foreign currency translation adjustments at beginning	**(10)**	6
Losses on foreign exchange operations with a functional currency other than the Canadian dollar, net of income taxes	**(16)**	(16)
Unrealized foreign currency translation adjustments at end	**(26)**	(10)
Retained earnings at beginning	**2,287**	2,131
Net income	**855**	725
Initial adoption of AcG-15 (Note 2)	**1**	-
Dividends		
Preferred shares	**(26)**	(23)
Common shares	**(286)**	(243)
Premium paid on common shares repurchased for cancellation (Note 7)	**(185)**	(302)
Share issuance and other expenses, net of income taxes	**(1)**	(1)
Retained earnings at end	**2,645**	2,287
Shareholders' equity	**4,597**	4,204

Notes to the Consolidated Financial Statements
(unaudited) (millions of dollars)

These unaudited interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements for the year ended October 31, 2004. Certain comparative figures have been reclassified to comply with the presentation adopted in fiscal 2005.

1. Significant Accounting Policies

These unaudited interim consolidated financial statements of the Bank have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP") and the accounting policies described in the Bank's most recent Annual Report for the year ended October 31, 2004, except for the new standards described in Note 2.

2. Recent Accounting Standards Adopted

Variable interest entities

On November 1, 2004, the Bank adopted Accounting Guideline No. 15 "Consolidation of Variable Interest Entities" (AcG-15) issued by the Canadian Institute of Chartered Accountants (CICA). This Guideline provides guidance on the application of the standards set out in CICA Handbook Section 1590 "Subsidiaries" to certain entities defined as variable interest entities ("VIEs"). VIEs are entities in which equity investors do not have a controlling financial interest or the equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support provided by other parties. AcG-15 requires the consolidation of a VIE by its primary beneficiary, defined as the party that receives the majority of the expected residual returns and/or that absorbs the majority of the entity's expected losses. The application of the provisions of AcG-15 on November 1, 2004 resulted in the consolidation of certain mutual funds in which the Bank has a significant investment and the consolidation of the VIE that leases the Bank's head office building under a capital lease. The impact of the application of this standard was an increase in "Premises and equipment" of $84 million, "Securities" of $48 million, "Other assets" of $3 million, "Other liabilities" of $90 million, "Non-controlling interest" of $44 million, and "Retained earnings" of $1 million. Prior period consolidated financial statements have not been restated for this change.

Investment companies

In January 2004, the CICA issued Accounting Guideline No. 18 "Investment Companies" (AcG-18). Under this Guideline, investment companies are required to account for all their investments at fair value, including investments that would otherwise be consolidated or accounted for using the equity method. AcG-18 sets out the criteria for determining whether a company is an investment company and also provides guidance on the circumstances in which the parent company of, or equity method investor in, an investment company should account for the investment company's investments at fair value. The Bank applied the provisions of this Guideline prospectively as of November 1, 2004 and its impact is negligible.

3. Recent Accounting Standards Pending Adoption

Financial Instruments – Recognition and Measurement, Hedges and Comprehensive Income

In January 2005, the CICA issued three new standards: "Financial Instruments – Recognition and Measurement," "Hedges" and "Comprehensive Income." The main consequences of implementing these standards are described below.

All financial assets and liabilities will be carried at fair value in the Consolidated Balance Sheet, except for items classified in the following categories, which will be carried at amortized cost: loans and receivables, held-to-maturity securities and financial liabilities not held for trading. Realized and unrealized gains and losses on financial assets and liabilities that are held for trading will be recorded in the Consolidated Statement of Income. Unrealized gains and losses on financial assets that are available for sale will be reported in Other comprehensive income until realized, at which time they will be recorded in the Consolidated Statement of Income. All derivatives, including embedded derivatives that must be accounted for separately, will be recorded at fair value in the Consolidated Balance Sheet.

For fair value hedges, changes in the fair value of the derivatives and corresponding changes in fair value of the hedged items attributed to the risk being hedged will be recognized in the Consolidated Statement of Income. For cash flow hedges, the effective portion of the changes in the fair values of the derivative instruments will be recorded in Other comprehensive income until the hedged items are recognized in the Consolidated Statement of Income.

Other comprehensive income, which comprises the above items as well as unrealized exchange gains and losses on self-sustaining foreign operations (net of hedging activities), will be included as a separate component of the Consolidated Statement of Changes in shareholders' Equity. A new statement entitled "Statement of Comprehensive Income" will be added to the Bank's consolidated financial statements.

These new standards will apply to the Bank effective November 1, 2006. The impact of implementing these new standards on the Bank's consolidated financial statements cannot yet be determined as it is dependent on the Bank's unsettled positions and hedging strategies and on market volatility at the time of transition.

4. Loans and Impaired Loans

		Impaired loans		
	Gross amount	Gross	Specific allowances	Net balance
October 31, 2005				
Residential mortgage	**15,677**	**10**	**2**	**8**
Personal and credit card	**9,796**	**35**	**18**	**17**
Business and government	**22,096**	**215**	**123**	**92**
	47,569	**260**	**143**	**117**
General allowance [1]				**(308)**
Impaired loans, net of specific and general allowances				**(191)**
October 31, 2004				
Residential mortgage	15,500	4	2	2
Personal and credit card	7,825	32	17	15
Business and government	18,751	352	209	143
	42,076	388	228	160
General allowance [1]				(350)
Impaired loans, net of specific and general allowances				(190)

[1] The general allowance for credit risk was created taking into account the Bank's credit in its entirety.

5. Allowance for Credit Losses

The changes made to allowances are as follows:

	Specific allowances	Allocated general allowance	Unallocated general allowance	Fiscal year ended October 31 2005	2004
Allowances at beginning	228	272	78	**578**	630
Provision for credit losses	75	(31)	(11)	**33**	86
Write-offs	(215)	-	-	**(215)**	(197)
Recoveries	55	-	-	**55**	59
Allowances at end	143	241	67	**451**	578

6. Pension and Other Employee Future Benefits

	Quarter ended			Fiscal year ended	
	October 31 2005	July 31 2005	October 31 2004	**October 31 2005**	October 31 2004
Pension benefit expense	**13**	14	5	**51**	38
Other employee future benefit expense	**2**	2	2	**6**	8

7. Capital Stock

Issued and fully paid as at October 31, 2005

First preferred shares

8,000,000 shares, Series 15	200
8,000,000 shares, Series 16	200
	400
165,334,902 common shares	1,565
	1,965
5,613,970 stock options outstanding	N/A

Issuance of preferred shares

On March 15, 2005, the Bank issued 8,000,000 First Preferred Shares Series 16 with non-cumulative dividends of $0.303125 per share payable quarterly for a cash consideration of $194 million, net of commissions of $6 million.

On August 15, 2005, the Bank redeemed, for cancellation, the aggregate 7,000,000 Non-Cumulative First Preferred Shares Series 13 at a price of $25.00 per share, plus $0.40, representing declared and unpaid dividends per share up to the redemption date.

Repurchase of common shares
On January 13, 2005, the Bank commenced a normal course issuer bid to repurchase, for cancellation, up to 8,400,000 common shares over a 12-month period ending no later than January 12, 2006. Repurchases are made on the open market at market prices through the facilities of the Toronto Stock Exchange. Premiums paid above the average book value of the common shares are charged to retained earnings.

As at October 31, 2005, the Bank had repurchase 4,178,900 common shares at a cost of $224 million, which reduced common share capital by $39 million and retained earnings by $185 million.

8. Transfer of receivables

Securization transaction

CMHC-guaranteed mortgage loans
During fiscal 2005, the Bank securitized $2,130 million of guaranteed residential mortgage loans through the creation of mortgage-backed securities ($908 million for the three months ended October 31, 2005). The Bank sold $1,844 million of these securities in addition to $10 million of mortgage-backed securities created in October 2001 ($673 million and $40 million of mortgage-backed securities created in March 2005 for the three months ended October 31, 2005). Mortgage-backed securities created and not sold remain on the Consolidated Balance Sheet under "Securities – Investment account." The Bank received net cash proceeds of $1,845 million and retained the rights to the excess spread of $79 million earned on the mortgage loans ($710 million and $25 million, respectively, for the three months ended October 31, 2005). The Bank also recorded a servicing liability of $11 million ($4 million for the three months ended October 31, 2005). A pre-tax gain of $59 million, net of transaction fees, was recognized in the Consolidated Statement of Income under "Securitization revenues" ($18 million for the three months ended October 31, 2005).

Personal loans
Since fiscal 2002, the Bank has sold fixed-rate personal loans on a revolving basis to a trust. A series of notes totalling $206 million issued by this trust in 2002 matured during fiscal 2005. The two remaining series of notes outstanding represent $309 million as at October 31, 2005.

Credit card receivables
Credit card-backed investor certificates in the amount of $500 million issued by a trust in 1998 under a securitization program matured in March 2005. In addition, the Bank sold $800 million of credit card receivables to this trust during the second quarter ended April 30, 2005. The Bank received cash proceeds of $795 million and retained the rights to the excess spread of $21 million generated by the receivables, net of credit losses. The Bank also recorded a servicing liability of $4 million as well as a pre-tax gain of approximately $12 million, net of transaction fees of $5 million. As a result of these transactions, total securitized credit card receivables increased by $300 million in fiscal year 2005 to $1.2 billion as at October 31, 2005.

Other transfers

During the twelve months ended October 31, 2005, the Bank sold $431 million ($135 million for the three months ended October 31, 2005) of insured and uninsured mortgage loans to a mutual fund of the Bank. The Bank received net cash proceeds of $429 million ($134 million for the three months ended October 31, 2005) and recorded a pre-tax loss of $2 million ($1 million for the three months ended October 31, 2005) on the Consolidated Statement of Income under "Other income – Other." Total outstanding insured and uninsured mortgage loans sold to this mutual fund represent $541 million as at October 31, 2005.

9. Subordinated Debentures

On December 20, 2004, the Bank issued $350 million of subordinated debentures under its Canadian Medium Term Note Program. The issue, Series 3 Medium Term Notes, matures in December 2019. Interest on this issue is payable semi-annually at a fixed rate of 4.926% until December 22, 2014, and at a floating rate equal to the rate on three-month bankers' acceptances plus 1.00% (paid quarterly) thereafter to maturity.

During the third quarter, the Bank redeemed a subordinated debenture in the amount of $350 million of dollars maturing June 7, 2010 at a rate of 6.90%. In October 2005, the Bank also converted a US$ 250 million debenture, maturing in November 2009, into deposit notes.

On November 2, 2005, the Bank issued $500 million of subordinated debentures maturing in 2020. The annual rate of interest of 4.70% is payable semi-annually on May 2 and November 2 of each year.

10.Segment Disclosures

Quarter ended October 31

		Personal and Commercial		Wealth Management		Financial Markets		Other		Total	
		2005	2004	**2005**	2004	**2005**	2004	**2005**	2004	**2005**	2004
Net interest income	(1)	**334**	316	**28**	24	**129**	110	**(89)**	(70)	**402**	380
Other income	(1)	**194**	192	**178**	156	**107**	136	**50**	28	**529**	512
Total revenues		**528**	508	**206**	180	**236**	246	**(39)**	(42)	**931**	892
Operating expenses		**321**	316	**159**	141	**150**	147	**16**	19	**646**	623
Contribution		**207**	192	**47**	39	**86**	99	**(55)**	(61)	**285**	269
Provision for credit losses		**38**	40	**-**	-	**4**	(2)	**(42)**	(46)	**-**	(8)
Income before income taxes and non-controlling interest		**169**	152	**47**	39	**82**	101	**(13)**	(15)	**285**	277
Income taxes	(1)	**57**	54	**20**	15	**32**	38	**(37)**	(30)	**72**	77
Non-controlling interest		**-**	-	**-**	1	**-**	-	**6**	7	**6**	8
Net income (net loss)		**112**	98	**27**	23	**50**	63	**18**	8	**207**	192
Average assets		**45,510**	41,597	**885**	840	**58,937**	40,313	**(6,402)**	(4,682)	**98,930**	78,068

Fiscal year ended October 31

		Personal and Commercial		Wealth Management		Financial Markets		Other		Total	
		2005	2004	**2005**	2004	**2005**	2004	**2005**	2004	**2005**	2004
Net interest income	(2)	**1 302**	1 251	**101**	94	**318**	256	**(284)**	(238)	**1,437**	1,363
Other income	(2)	**749**	714	**706**	649	**671**	728	**140**	91	**2,266**	2,182
Total revenues		**2,051**	1,965	**807**	743	**989**	984	**(144)**	(147)	**3,703**	3,545
Operating expenses		**1 254**	1 218	**619**	581	**595**	543	**31**	46	**2,499**	2,388
Contribution		**797**	747	**188**	162	**394**	441	**(175)**	(193)	**1,204**	1,157
Provision for credit losses		**117**	137	**-**	-	**8**	51	**(92)**	(102)	**33**	86
Income before income taxes and non-controlling interest		**680**	610	**188**	162	**386**	390	**(83)**	(91)	**1,171**	1,071
Income taxes	(2)	**227**	218	**70**	58	**135**	145	**(141)**	(103)	**291**	318
Non-controlling interest		**-**	-	**3**	4	**1**	-	**21**	24	**25**	28
Net income (net loss)		**453**	392	**115**	100	**250**	245	**37**	(12)	**855**	725
Average assets		**43,956**	40,511	**882**	834	**51,809**	42,367	**(5,745)**	(5,040)	**90,902**	78,672

Personal and Commercial
The Personal and Commercial segment comprises the branch network, intermediary services, credit cards, insurance, commercial banking services and real estate.

Wealth Management
The Wealth Management segment comprises full-service retail brokerage, direct brokerage, mutual funds, trust services and portfolio management.

Financial Markets
The Financial Markets segment encompasses corporate financing and lending, treasury operations, including asset and liability management for the Bank, and corporate brokerage.

Other
The Other heading comprises securitization operations, gains on the sale of operations, certain non-recurring items and the unallocated portion of centralized services.

Taxable equivalent
(1) The accounting policies are the same as those described in the note on accounting policies (Note 1), with the exception of the net interest income, other income and income taxes of the operating segments, which are presented on a taxable equivalent basis. Taxable equivalent basis is a calculation method that consists in grossing up certain tax-exempt income by the amount of income tax that otherwise would have been payable. For all of the operating segments, net interest income was grossed up by $27 million ($16 million in 2004) and other income by $8 million ($22 million in 2004). An equal amount was added to income taxes. The impact of these adjustments is reversed under the "Other" heading.
(2) For the fiscal year ended October 31, 2005, net interest income was grossed up by $90 million ($61 million in 2004) and other income by $60 million ($47 million in 2004). An equivalent amount was added to income taxes. The impact of these increases is reversed under the "Other" heading.

Information for Shareholders and Investors

Investor Relations
Financial analysts and investors who want to obtain financial information on the Bank are asked to contact the Investor Relations Department.
600 de La Gauchetière West, 7th Floor
Montreal, Quebec H3B 4L2
Telephone: (514) 394-0296
Fax: (514) 394-6196
E-mail: investorrelations@nbc.ca
Website: www.nbc.ca/investorrelations

Public Relations
600 de La Gauchetière West, 10th Floor
Montreal, Quebec H3B 4L2
Telephone: (514) 394-8644
Fax: (514) 394-6258

Website: www.nbc.ca
General information: telnat@nbc.ca

Quarterly report publication dates for fiscal 2005-2006
First quarter: March 2, 2006
Second quarter: May 25, 2006
Third quarter: August 31, 2006
Fourth quarter: November 30, 2006

DISCLOSURE OF 4TH QUARTER 2005 RESULTS

Conference Call
- A conference call for analysts and institutional investors will be held on **December 8, 2005 at 2:00 ET.**
- Access by telephone in listen only mode: **1-866-898-9626** or **(416) 340-2216**
- A recording of the conference call can be heard until December 15, 2005 by calling **1-800-408-3053** or **(416) 695-5800**. The access code is **3167522**.

Webcast:
- The conference call will be webcast live at www.nbc.ca/investorrelations.
- A recording of the webcast will also be available on the Internet after the call.

Financial Documents
- The quarterly financial statements are available at all times on National Bank's website at www.nbc.ca/investorrelations.
- The Report to Shareholders, Supplementary Financial Information and a slide presentation will be available on the Investor Relations page of National Bank's website shortly before the start of the conference call.

Transfer Agent and Registrar

For information about stock transfers, address changes, dividends, lost certificates, tax forms and estate transfers, shareholders are requested to contact the Transfer Agent, National Bank Trust Inc., at the address and telephone numbers below.

National Bank Trust Inc.
Share Ownership Management
1100 University, 9th Floor
Montreal, Quebec H3B 2G7
Telephone: (514) 871-7171
1-800-341-1419
Fax: (514) 871-7442
E-mail: clientele@tbn.bnc.ca

Direct Deposit Service for Dividends

Shareholders may have their dividend payments deposited directly via electronic funds transfer to an account at any financial institution that is a member of the Canadian Payments Association. To do so, simply contact the Transfer Agent, National Bank Trust Inc., in writing.

Dividend Reinvestment Plan

National Bank offers holders of its common or preferred shares a Dividend Reinvestment and Share Purchase Plan through which they can invest in shares without paying any commissions or administration fees. Participants may reinvest all cash dividends paid on their shares held or make optional cash payments of at least $500 per payment, to a maximum of $5,000 per quarter, to purchase shares. For more information, please contact the Registrar, National Bank Trust Inc., at 1-800-341-1419 or (514) 871-7171.

About the National Bank of Canada
National Bank of Canada is an integrated group which provides comprehensive financial services to consumers, small and medium-sized enterprises and large corporations in its core market, while offering specialized services to its clients elsewhere in the world. The National Bank offers a full array of banking services, including retail, corporate and investment banking. It is an active player on international capital markets and, through its subsidiaries, is involved in securities brokerage, insurance and wealth management as well as mutual fund and retirement plan management. The National Bank has close to $108 billion in assets and, together with its subsidiaries, employs 16,890 people. The Bank's securities are listed on the Toronto Stock Exchange (NA:TSX). For more information, visit the Bank's website at www.nbc.ca.

-30-

For information:

Pierre Fitzgibbon
Senior Vice-President - Finance, Technology and Corporate Affairs
(514) 394-8610

Denis Dubé
Director - Public Relations Department
(514) 394-8644

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND OPERATING RESULTS

December 8, 2005 – *The following text presents Management's discussion and analysis of the Bank's financial condition and operating results. This analysis was prepared in accordance with the requirements set out in Regulation 51-102 respecting Continuous Disclosure Obligations of the Canadian Securities Administrators and is based on the unaudited interim consolidated financial statements for the fourth quarter and the consolidated financial statements for fiscal 2005. Additional information about National Bank of Canada, including the Annual Information Form, can be obtained from the SEDAR website at www.sedar.com and the Bank's website at www.nbc.ca*

Analysis of Results

Consolidated Results

National Bank reported net income of $207 million for the fourth quarter ended October 31, 2005, compared to $192 million for the corresponding quarter of 2004, for an increase of 8%. Earnings per share stood at $1.22, up 10% from $1.11 per share for the fourth quarter of 2004.

Net income for fiscal 2005 reached a new high of $855 million, up 18% from last year's record of $725 million. Earnings per share were $4.98 as against $4.10 the year earlier, an increase of 21%.

Total Revenues

Total revenues for the fourth quarter of 2005 amounted to $931 million, up 4.4% compared to the $892 million recorded in the corresponding quarter of 2004.

Net interest income was $402 million for the quarter versus $380 million posted in the corresponding quarter of 2004. Net interest income for the Personal and Commercial segment advanced $18 million or 5.7% to $334 million for the quarter, because of higher volumes of personal and business loans, which were partially offset by a narrowing of the spread. The Financial Markets segment generated net interest income of $129 million, an increase of $19 million. This growth was related to trading activities and must be analyzed taking into consideration the trading revenues recorded in other income.

Other income for the quarter was $529 million as against $512 million for the three-month period ended October 31, 2004. Financial market fees totalled $166 million for the quarter, up $27 million over the corresponding quarter of 2004. Retail brokerage activities and the institutional sub-segment at Financial Markets were equally responsible for this increase. The portion of trading revenues recorded as other income rose $25 million from the fourth quarter of 2004. In addition, if net interest income related to trading activities is included, total trading revenues for the quarter were up $42 million. However, gains on investment account securities this quarter were $4 million versus the $51 million in gains recorded in the fourth quarter of 2004. Other than these items, the growth in other income stemmed from securitization revenues, which were up $11 million, and mutual funds and trust services, including private investment management, which rose $14 million.

Total revenues for fiscal 2005 reached $3,703 million compared to $3,545 million in 2004, for an increase of $158 million or 4.5%.

Net interest income, which represented 39% of all revenues, rose $74 million or 5.4%. At Personal and Commercial, net interest income was up 4% to $1,302 million, mainly as a result of the significant growth in loan volumes, while the spread narrowed 13 basis points, in particular on deposit transaction accounts. The $62 million increase in net interest income in the Financial Markets segment was attributable primarily to trading activities.

Higher average volumes for securitized assets accounted for the $46 million decline in net interest income for the "Other" heading of segment disclosures.

In fiscal 2005, other income grew $84 million or 3.8% from 2004 to $2,266 million. Almost 60% of the increase was attributable to higher financial market fees resulting from the rise in the volume of transactions with individuals and financial market transactions. At $63 million for the year, card service revenues were up $14 million or 29%, driven by the increase in consumer spending. Securitization revenues rose $15 million or 8% in 2005 to $195 million, particularly from the securitization of additional credit card advances during the year. The appeal of the private investment management service coupled with higher volumes and values for mutual funds under management contributed to the growth of $41 million or 17% in trust service and mutual fund revenues, which reached $285 million in 2005. The $11 million decline in lending fees was due to the $25 million in revenues recorded in 2004 attributable to the change in the method of accounting for indemnities on mortgage loan prepayments. If this item were excluded, lending fees, which amounted to $247 million in 2005, would have increased 6%, chiefly owing to the resurgence in commercial credit operations.

Operating Expenses

Operating expenses for the fourth quarter of 2005 were $646 million compared to $623 million for the corresponding period of 2004, an increase of 3.7%. Salaries and staff benefits rose $29 million to $371 million for the quarter, representing 57% of operating expenses. The increase was attributable to staff benefit costs and incentive compensation as a result of the Bank's excellent performance, especially compared to banking sector institutions. The $12 million decline in occupancy costs for the quarter versus the fourth quarter of 2004 was due to the charge for vacant space recorded last year. Professional fees for the quarter stood at $46 million, up $26 million principally as a result of development programs to support business strategies. Other expenses declined $21 million in the fourth quarter of 2005 as against the year-earlier period because of an additional expense for product promotion and customer loyalty programs in the fourth quarter of 2004.

In fiscal 2005, operating expenses were $2,499 million, up $111 million or 4.6% compared to $2,388 million the previous fiscal year. More than 80% of the increase was attributable to salaries and staff benefits, primarily variable compensation and incentive compensation, but also to higher staff benefit costs. Computer and equipment expenses and professional fees combined rose by almost 9% from 2004 to 2005 to $492 million. This increase was driven by the technology developments required to improve computer systems, optimize support operations and comply with regulatory requirements.

Income Taxes

Income taxes for the fourth quarter of 2005 totalled $72 million, representing an effective tax rate of 25.3%, compared to $77 million and an effective tax rate of 27.8% for the year-earlier period. For fiscal 2005, income taxes amounted to $291 million, for an effective tax rate of 24.9%, versus $318 million and an effective tax rate of 29.7% in 2004. Other than income tax reductions in certain jurisdictions and changes in sources of income, the lower effective tax rate in 2005 was also due to tax-efficient financial market transactions.

Results by Segment

Personal and Commercial
Net income for the Personal and Commercial segment totalled $112 million for the fourth quarter of 2005, up $14 million or 14% from the fourth quarter of 2004. Total revenues grew $20 million, or 4% to reach $528 million for the fourth quarter of 2005 compared to $508 million for the same period of 2004. Income for the Personal sub-segment was $12 million or 3.6% higher due to the $3.2 billion increase in average asset volumes, attributable to consumer loans, but also to residential mortgage loans and credit card advances. The increase in revenues stemming from the rise in loan volumes was partly offset by a nearly 15-basis point narrowing of the spread, in particular on transaction deposits. The $8 million or 4.6% revenue growth for the Commercial sub-segment was essentially attributable to the 5.5% or approximately $750 million increase in loans and acceptances, while the sub-segment's spread remained relatively stable. Operating expenses for the Personal and Commercial segment were $321 million for the fourth quarter of 2005 versus $316 million for the year-earlier period, an increase of less than 2%. Consequently, the efficiency ratio improved to 60.8% for the fourth quarter of 2005 compared to 62.2% for the same period in 2004. The segment's allowance for credit losses declined $2 million to $38 million. The allowance for commercial loans decreased but was offset in part by an increase in the allowance for consumer loans.

For fiscal 2005, net income for the Personal and Commercial segment was $453 million, a $61 million or 16% increase over the previous fiscal year. The $3.5 billion or 8.8% advance in loans and acceptances as well as the growth in lending fees, card service revenues and foreign exchange revenues contributed to the $86 million or 4.4% increase in the segment's total revenues of $2.1 billion for fiscal 2005. The improvement in the efficiency ratio from 62.0% in 2004 to 61.1% this year was achieved by containing the increase in operating expenses to 3% despite higher staff benefit and IT investment costs.

Credit losses in fiscal 2005 were $117 million, down $20 million, chiefly owing to commercial credit.

Wealth Management
Net income for the Wealth Management segment amounted to $27 million for the fourth quarter of 2005, up 17% from the $23 million posted for the corresponding quarter of 2004. Total Wealth Management revenues for the quarter were $206 million, up 14% from the fourth quarter of 2004. Three fourths of the growth was generated by retail brokerage activities, while the remainder stemmed from mutual fund revenues. Operating expenses were up $18 million or 13% to $159 million for the quarter. One half of the increase stemmed from variable compensation and the other half from IT costs and professional fees.

The segment's net income grew 15% in 2005 to reach $115 million as a result of the 8.6% increase in revenues, which stood at $807 million for the year. Retail brokerage, private investment management and mutual funds contributed to the growth in the segment's revenues in 2005. The efficiency ratio went from 78.2% in 2004 to 76.7% in 2005, essentially due to the optimization of the cost structures of certain activities.

Financial Markets
Net income for the Financial Markets segment totalled $50 million for the fourth quarter of 2005 compared to $63 million for the year-earlier period. Total revenues for the quarter were $236 million, down $10 million from the same quarter in 2004, mainly as a result of smaller gains on securities, offset in part by trading revenues. Operating expenses for the quarter were $150 million, up 2% from the $147 million in the fourth quarter of 2004. The allowance for credit losses stood at $4 million, while a $2 million recovery had been recorded a year earlier.

Financial Market Revenues[1] *(millions of dollars)*	**Q4 2005**	**Q4 2004**	**2005**	**2004**
Interest rate	30	(2)	71	43
Equity	43	59	244	190
Commodity and foreign exchange	10	8	28	30
Trading revenues	**83**	**65**	**343**	**263**
Financial market fees	73	61	302	284
Banking services	36	41	137	190
Gains on securities	7	38	56	100
Other	37	41	151	147
Total	**236**	**246**	**989**	**984**

[1] Taxable equivalent basis is a calculation method that consists in grossing up certain tax-exempt income by the amount of income tax that otherwise would have been payable. The use of the taxable equivalent basis is not in accordance with GAAP. Securities regulators require that companies caution readers that measures adjusted on a basis other than GAAP do not have standardized meanings under GAAP and may not be comparable to similar measures used by other companies. Please refer to Note 10 to the unaudited interim consolidated financial statements for particulars on the taxable equivalent adjustment to segment results.

For fiscal 2005, net income for the Financial Markets segment amounted to $250 million compared to $245 million the previous year. The favourable impact on results of the decrease in credit losses from $51 million in 2004 to $8 million in 2005 was offset by the almost 10% increase in operating expenses for the segment. Higher operating expenses and relatively stable revenues were due to revenues from activities with a higher variable compensation rate, costs for IT development and the integration of the National Bank Financial Group. Total revenues for the Financial Markets segment were $989 million in 2005 versus $984 million in 2004. Trading revenues advanced 30% to $343 million, driven by good market opportunities, and commission revenues grew by $18 million or 6% due to the increase in the volume of market transactions. These increases were offset by the $44 million decrease in gains on securities and the $53 million decline in banking service revenues from 2004 when the Bank had participated in several large transactions.

Other

The "Other" heading of segment results generated net income of $18 million for the fourth quarter of 2005 compared to $8 million for the year-earlier period. The increase was mainly due to securitization activities. For fiscal 2005, net income for the "Other" heading of segment results amounted to $37 million as against a net loss of $12 million for the same period last year. The variance was chiefly attributable to the $37 million gain ($25 million net of income taxes) on the disposal of investments in financial institutions in South America. In 2005, the Bank reversed a total of $42 million of the general allowance for credit risk versus $55 million in 2004, which reduced net income for the "Other" heading of segment results by $9 million, net of income taxes. The remainder of the variance was attributable to securitization activities.

Cash Flows

Due to the nature of the Bank's business, most of its revenues and expenses are cash items. Moreover, significant cash flow movement can be observed, especially in trading activities, which impacts several assets and liabilities such as trading account securities, securities sold short or securities sold under repurchase agreements.

For the fourth quarter of 2005, cash and cash equivalents declined $1.7 billion compared to a decrease of $1.6 billion for the fourth quarter of 2004. As at October 31, 2005, cash and cash equivalents totalled $6.3 billion versus $5.3 billion a year earlier.

Operating activities generated cash of $0.8 billion. The decrease in trading account securities generated $1.6 billion, which was partially offset by the $700 million increase in Other items, in particular amounts in the settlement process. For the corresponding quarter of 2004, operating activities required $0.1 billion.

Financing activities required cash flows of $2.5 billion due to an increase in securities sold short and securities sold under repurchase agreements. For the fourth quarter of 2004, the cash generated by financing activities was due to the decrease in securities sold short.

Lastly, funds used in investing activities in the fourth quarter of 2005 were negligible. For the corresponding period of 2004, investing activities required $2.6 billion mainly because of the increase in investment account securities.

Risk Management

Credit Risk

For the fourth quarter of 2005, the Bank recorded specific provisions for credit losses of $25 million, which were offset by the $25 million reversal of the general allowance for credit risk. In the corresponding quarter of 2004, an $8 million recovery of credit losses was recorded as a result of the $35 million reversal of the general allowance. Consequently, the provision for credit losses for fiscal 2005 was $33 million, representing a $42 million recovery of the general allowance and specific charges of $75 million. For 2004, the specific provisions were $141 million and the recovery of the general allowance was $55 million. The decrease of almost 50% in the specific provisions for 2005 was attributable to both commercial loans and corporate lending.

As at October 31, 2005, the allowance for credit losses exceeded impaired loans by $191 million compared to $190 million as at October 31, 2004, despite the $42 million reduction in the general allowance for credit risk. Moreover, impaired loans declined for all business lending segments. The general allowance for credit risk stood at $308 million as at October 31, 2005 versus $350 million a year earlier.

The ratio of gross private impaired loans to total adjusted capital and allowances was excellent at 6.8% as at October 31, 2005 versus 10.9% as at October 31, 2004.

Market Risk – Trading Activities

The Value-at-Risk (VaR) simulation model is one of the main tools used to manage market risk in trading activities. The VaR measure is based on a 99% confidence level, which is an estimate of the maximum potential trading loss in 99 out of 100 days, which means that actual losses will probably exceed VaR on only one day out of 100. The computerized VaR calculation model is based on two years of historical data. Market risk management is discussed in more detail on page 63 of the 2004 Annual Report.

The following table entitled "Trading Activities" illustrates the allocation of market risk by type of risk: interest rate, foreign exchange, equity price and commodity.

Trading Activities[1]
(millions of dollars)

Global VaR by risk category	UUFor the quarter ended October 31, 2005				For the quarter ended July 31, 2005			
	Period end	High	Average	Low	Period end	High	Average	Low
Interest rate	(3.5)	(7.5)	(4.8)	(2.7)	(6.1)	(6.7)	(4.7)	(2.8)
Foreign exchange	(0.9)	(2.0)	(0.9)	(0.2)	(1.7)	(2.2)	(1.3)	(0.5)
Equity	(5.1)	(5.1)	(4.3)	(2.8)	(3.8)	(4.7)	(3.5)	(2.4)
Commodity	(0.6)	(0.9)	(0.6)	(0.5)	(0.8)	(0.9)	(0.7)	(0.6)
Correlation effect[2]	5.0	7.6	4.8	2.1	5.5	6.5	4.4	2.3
Global VaR	**(5.1)**	**(7.9)**	**(5.8)**	**(4.1)**	**(6.9)**	**(8.0)**	**(5.8)**	**(4.0)**

[1] Amounts are presented on a pre-tax basis and represent one-day VaR.
[2] The correlation effect is the result of the diversification of types of risk.

Balance Sheet
As at October 31, 2005, the Bank's assets stood at $107.6 billion compared to $88.7 billion as at October 31, 2004. Loans and acceptances were up $5.8 billion. Moreover, cash, deposits with financial institutions, securities and securities purchased under reverse repurchase agreements rose $12.1 billion. The following table presents the main portfolios.

Average monthly volumes *(millions of dollars)*	**October 2005**	October 2004
Loans and acceptances*		
Residential mortgages	20,728	19,554
Consumer loans	8,283	6,491
Credit card receivables	1,707	1,589
SME loans	15,133	14,339
Corporate loans	UU3,216	2,922
	49,067	**44,895**
Deposits		
Personal (balance)	26,385	24,008
Off-balance sheet personal savings (balance)	63,262	57,207
Business	11,103	10,668

*including securitized assets

As at October 31, 2005, residential mortgage loans amounted to $20.7 billion, up $1.2 billion or 6% compared to October 31, 2004 as a result of the solid performance of the residential real estate sector in the Bank's main market. At $8.3 billion, consumer loans were up 28%, with approximately 40% of this strong growth attributable to volumes from partnerships and the remainder to secured lines of credit. The increase in consumer spending contributed to the growth in the volume of credit card receivables, which rose 7.4% over the year to $1.7 billion as at October 31, 2005.

Businesses started using bank credit again as evidenced by the $0.8 billion or 5.5% rise in outstanding loans to small and medium-sized enterprises as at October 31, 2005, while corporate loans increased by approximately $300 million during the year to $3.2 billion at the end of the year.

Personal deposits stood at $26.4 billion as at October 31, 2005, up $2.4 billion or 10% compared to October 31, 2004, primarily due to deposits distributed by the subsidiary Altamira. Off-balance sheet personal savings administered by the Bank as at October 31, 2005 totalled $63.3 billion, an increase of $6.1 billion or 11% since the end of the previous fiscal year. Two thirds of the growth was attributable to savings administered by brokerage subsidiaries with the remainder due to private investment management and mutual funds.

Critical Accounting Estimates

A summary of the significant accounting policies used by the Bank is presented in Note 1 and Note 2 to the audited consolidated financial statements as at October 31, 2004 on pages 90 to 97 of the 2004 Annual Report.

Page 56 of the 2004 Annual Report presents explanations of certain accounting policies that are considered critical because they are important to the presentation of the Bank's financial condition and operating results, and require difficult, subjective and complex judgments and estimates because they relate to matters that are inherently uncertain. We invite the reader to refer to the Annual Report for these explanations.

Changes in Accounting Policies

Variable interest entities
On November 1, 2004, the Bank adopted Accounting Guideline No. 15 "Consolidation of Variable Interest Entities" (AcG-15) issued by the Canadian Institute of Chartered Accountants (CICA). This Guideline provides guidance on the application of the standards set out in CICA Handbook Section 1590 "Subsidiaries" to certain entities defined as variable interest entities ("VIEs"). VIEs are entities in which equity investors do not have a controlling financial interest or the equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support provided by other parties. AcG-15 requires the consolidation of a VIE by its primary beneficiary, defined as the party that receives the majority of the expected residual returns and/or that absorbs the majority of the entity's expected losses. The application of the provisions of AcG-15 on November 1, 2004 resulted in the consolidation of certain mutual funds in which the Bank has a significant investment and the consolidation of the VIE that leases the Bank's head office building under a capital lease. The impact of the application of this standard was an increase in "Premises and equipment" of $84 million, "Securities" of $48 million, "Other assets" of $3 million, "Other liabilities" of $90 million, "Non-controlling interest" of $44 million, and "Retained earnings" of $1 million. Prior period consolidated financial statements have not been restated for this change.

Investment companies
Effective November 1, 2004, the Bank has applied Accounting Guideline No. 18 "Investment Companies" (AcG-18). Under this Guideline, investment companies that satisfy certain criteria are required to account for all their investments at fair value, including investments that would otherwise be consolidated or accounted for using the equity method. The impact of the adoption of this new Guideline on the consolidated financial statements for the 2005 fiscal year is negligible.

Future Changes in Accounting Policies

Financial Instruments – Recognition and Measurement, Hedges and Comprehensive Income
In January 2005, the CICA issued three new accounting standards: "Financial Instruments – Recognition and Measurement," "Hedges" and "Comprehensive Income." These standards provide guidance on the recognition and measurement of financial assets, financial liabilities and non-financial derivatives.

They also provide guidance on the classification of financial instruments and standards on hedge accounting (see Note 3 to the unaudited interim consolidated financial statements).

These new standards will apply to the Bank effective November 1, 2006. The impact of implementing these new standards on the Bank's consolidated financial statements cannot yet be determined as it is dependent on the Bank's unsettled positions and hedging strategies and on market volatility at the time of transition.

Capital

Tier 1 and total capital ratios, according to the rules of the Bank for International Settlements, were 9.6% and 12.8%, respectively, as at October 31, 2005, taking into account the $500 million debenture issued on November 2, 2005, compared to 9.6% and 13.0% as at October 31, 2004.

During the first quarter of 2005, the Bank issued $350 million of subordinated debentures and redeemed the same amount in the third quarter. On March 15, 2005, the Bank issued 8,000,000 Non-Cumulative Fixed Rate First Preferred Shares Series 16 to take advantage of the current market conditions which allowed the Bank to issue the shares at a rate considerably lower than the 6.15% fixed rate that would likely have been the rate at which dividends would have been paid on the 7,000,000 Non-Cumulative First Preferred Shares Series 13 after August 15, 2005. The Bank ceased to take into account the Non-Cumulative First Preferred Shares Series 13 as Tier 1 capital for capital adequacy purposes effective March 15, 2005, the date on which the Non-Cumulative Fixed Rate First Preferred Shares Series 16 were issued. The Bank redeemed the Non-Cumulative First Preferred Shares Series 13 on August 15, 2005. In October 2005, the Bank converted a US $250 million debenture into deposit notes.

During fiscal 2005, the Bank repurchased 4.2 million common shares for a total of $224 million as part of a normal course issuer bid to repurchase up to 8.4 million shares commenced on January 13, 2005.

In addition, risk-weighted assets rose by $5.4 billion or 13%, chiefly because of higher loan volumes.

Dividends

At its meeting on December 8, 2005, the Board of Directors declared regular dividends on the various classes and series of preferred shares as well as a dividend of 48 cents per common share payable on February 1, 2006 to shareholders of record on December 29, 2005.

Additional Financial Information

(unaudited)
(millions of dollars except per share amounts)

	2005				2004				2005	2004
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Total	Total
Total revenues	$ 931	$ 889	$ 900	$ 983	$ 892	$ 858	$ 884	$ 911	$ 3,703	$ 3,545
Net income	$ 207	$ 207	$ 202	$ 239	$ 192	$ 167	$ 180	$ 186	$ 855	$ 725
Earnings per share										
Basic	1,22	1.20	1.17	1.39	1.11	0.95	1.01	1.03	4,98	4.10
Diluted	1,20	1.18	1.15	1.37	1.09	0.94	1.00	1.02	4,90	4.05
Dividends per common share	0,44	0.44	0.42	0.42	0.38	0.38	0.33	0.33	1,72	1.42
Return on common shareholders' equity	19,4 %	19.6 %	19.9 %	23.6 %	19.7 %	17.2 %	19.0 %	19.0 %	20,7 %	18.8 %
Total assets	$ 107,598	$ 110,593	$ 99,917	$ 91,703	$ 88,497	$ 85,481	$ 86,466	$ 83,156		
Impaired loans,net	117	114	119	134	160	199	220	234		
Per common share										
Book value	25,39	24.70	24.19	23.97	22.87	22.30	21.94	21.81 $		
Stock trading range										
High	61.47	58.21	55.24	49.75	48.78	45.50	47.93	45.00		
Low	55.87	51.60	48.72	46.39	42.31	42.72	43.27	40.17		

Caution regarding forward-looking statements

From time to time, National Bank of Canada makes written and oral forward-looking statements, included in this quarterly report, in other filings with Canadian regulators or the U.S. Securities and Exchange Commission, in reports to shareholders, in press releases and in other communications. All such statements are made pursuant to the "safe harbour" provisions of the United States *Private Securities Litigation Reform Act of 1995*. These forward-looking statements include, among others, statements with respect to the economy, market changes, the achievement of strategic objectives, certain risks as well as statements with respect to our beliefs, plans, expectations, anticipations, estimates and intentions. These forward-looking statements are typically identified by the words "may," "could," "should," "would," "suspect," "outlook," "believe," "anticipate," "estimate," "expect," "intend," "plan," and words and expressions of similar import.

By their very nature, such forward-looking statements require us to make assumptions and involve inherent risks and uncertainties, both general and specific. There is significant risk that express or implied projections contained in such statements will not materialize or will not be accurate. A number of factors could cause actual future results, conditions, actions or events to differ materially from the targets, expectations, estimates or intentions expressed in the forward-looking statements. Such differences may be caused by factors, many of which are beyond the Bank's control, which include, but are not limited to, changes in Canadian and/or global economic and financial conditions (particularly fluctuations in interest rates, currencies and other financial instruments), liquidity, market trends, regulatory developments and competition in geographic areas where the Bank operates, technological changes, consolidation in the Canadian financial services sector, the possible impact on our businesses of international conflicts and other developments including those relating to the war on terrorism and the Bank's anticipation of and success in managing the risks implied by the foregoing.

The Bank cautions that the foregoing list of important factors is not exhaustive. Investors and others who base themselves on the Bank's forward-looking statements should carefully consider the above factors as well as the uncertainties they represent and the risk they entail. The Bank therefore cautions readers not to place undue reliance on these forward-looking statements. The Bank does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by or on behalf of the Bank.

Highlights

(unaudited)	Quarter ended October 31			Fiscal year ended October 31		
	2005	2004	**% Change**	**2005**	2004	**% Change**
Operating results						
(millions of dollars)						
Total revenues	**$931**	$892	4	**$3,703**	$3,545	4
Net income	**207**	192	8	**855**	725	18
Return on common shareholders' equity	**19.4** %	19.7 %		**20.7** %	18.8 %	
Per common share						
Net earnings - basic	**$1.22**	$1.11	10	**$4.98**	$4.10	21
Dividends paid	**0.44**	0.38	16	**1.72**	1.42	21
Book value				**25.39**	22.87	11
Stock trading range						
High	**61.47**	48.78		**61.47**	48.78	
Low	**55.87**	42.31		**46.39**	40.17	
Close	**59.14**	48.78		**59.14**	48.78	

Financial position (millions of dollars)	**October 31 2005**	October 31 2004	
Total assets	**$107,598**	$88,497	22
Loans and acceptances	**50,360**	44,574	13
Deposits	**61,977**	53,432	16
Subordinated debentures and shareholders' equity	**5,699**	5,612	2
Capital ratios - BIS			
Tier 1	**9.6** %	9.6 %	
Total	**12.8** % [1]	13.0 %	
Impaired loans, net of specific and general allowances	**(191)**	(190)	
as a % of loans and acceptances	**(0.4)** %	(0.4) %	
Assets under administration/management	**221,132**	180,598	
Total personal savings	**89,647**	81,215	
Interest coverage	**12.71**	12.61	
Asset coverage	**4.73**	3.42	
Other information			
Number of employees	**16,890**	16,555	2
Number of branches in Canada	**457**	462	(1)
Number of banking machines	**788**	770	2

(1) Taking into account the issuance of $500 million of subordinated debentures on November 2, 2005.

File No. 82-3764



Report to Shareholders

Fourth Quarter 2005

National Bank announces record net income of $855 million for 2005

- *All financial objectives achieved or surpassed*
- *Earnings per share up 21% to $4.98*
- *Return on common shareholders' equity of 20.7%*
- *Quarterly dividend up 9% at 48 cents per share*

MONTREAL, December 8, 2005 – For the fourth quarter ended October 31, 2005, National Bank reported net income of $207 million, compared to $192 million for the corresponding quarter one year earlier, an increase of 8%. Earnings per share stood at $1.22, up 10% from $1.11 per share for the fourth quarter of 2004. Return on common shareholders' equity was 19.4% for the quarter as against 19.7% for the year-earlier period.

Net income for fiscal 2005 reached a new high of $855 million, up 18% from last year's record of $725 million. Earnings per share were $4.98 as against $4.10 the year earlier, an increase of 21%. Return on common shareholders' equity rose from 18.8% in 2004 to 20.7% in fiscal 2005. The Bank declared dividends on common shares of $1.72 in 2005 versus $1.42 in 2004, an increase of 21%.

(millions of dollars)	For the quarter ended October 31		
	2005	2004	%
Net income			
Personal and Commercial	112	98	+14
Wealth Management	27	23	+17
Financial Markets	50	63	-21
Other	18	8	
Total	207	192	+8
Earnings per share	$1.22	$1.11	+10
Return on common shareholders' equity	19.4%	19.7%	

(millions of dollars)	For the fiscal year ended October 31		
	2005	2004	%
Net income			
Personal and Commercial	453	392	+16
Wealth Management	115	100	+15
Financial Markets	250	245	+2
Other	37	(12)	
Total	855	725	+18
Earnings per share	$4.98	$4.10	+21
Return on common shareholders' equity	20.7%	18.8%	

The Bank recorded a $25 million reversal of the general allowance for credit risk in the fourth quarter of 2005, compared to a $35 million reversal in the year-earlier period. Excluding these reversals, net income for the quarter would have been $190 million, up 12% from $169 million in the fourth quarter of 2004. Earnings per share would have been $1.12 for the fourth quarter of 2005, 14% higher than in the year-earlier period, when earnings per share stood at $0.98. For fiscal 2005, the general allowance was reduced by $42 million as against $55 million for the previous year. If these items were excluded, net income for fiscal 2005 would have been $827 million, up $138 million or 20%, while earnings per share would have been $4.81, up 23% from $3.90 in 2004.

The Bank's results reflected the excellent growth at the Personal and Commercial and Wealth Management segments stemming from higher volumes with individuals and businesses in an environment where credit quality remained favourable throughout the fiscal year.

"The performance of National Bank demonstrates that it continues to grow at a solid pace on the strength of the contribution of all its segments," declared Réal Raymond, President and Chief Executive Officer. "The fourth quarter was marked by contrasts in the economic and financial environment: volumes for the Personal and Commercial and Wealth Management segments increased, while volume growth at Financial Markets was more limited. The Bank nevertheless performed remarkably well."

Results by Segment

The Personal and Commercial segment generated net income of $112 million for the fourth quarter of 2005, up 14% from $98 million for the year-earlier period due to the 4% growth in revenues, which was driven by the 9.6% increase in the volume of loans and acceptances. For fiscal 2005, net income for the Personal and Commercial segment reached $453 million, up 16% from $392 million in 2004. The advance in the segment's net income stemmed from higher business volumes, an improved efficiency ratio and a lower credit loss provision for businesses.

Net income for the Wealth Management segment totalled $27 million for the quarter, for an increase of 17% compared to $23 million for the corresponding quarter of 2004. Revenues rose by 14%, fuelled in particular by retail brokerage activities and mutual funds. For fiscal 2005, the Wealth Management segment's net income was up 15% to $115 million from $100 million a year earlier primarily owing to private investment management and retail brokerage activities.

At Financial Markets, net income slipped 21% to $50 million for the fourth quarter of 2005 from $63 million for the same period of 2004, mainly due to lower gains on investment account securities. For fiscal 2005, net income for Financial Markets amounted to $250 million compared to $245 million in 2004. The significant decrease in the provision for credit losses was partially offset by an increase in operating expenses, chiefly attributable to variable compensation linked to the revenue mix.

Credit Risk

For the fourth quarter of 2005, the Bank recorded specific provisions for credit losses of $25 million, compared to $27 million for the corresponding quarter in 2004. Consequently, the specific provisions for credit losses for fiscal 2005 were $75 million, compared to $141 million for the preceding fiscal year. The decrease of almost 50% in the specific provisions in 2005 was attributable to both commercial loans and corporate lending.

As at October 31, 2005, gross impaired loans amounted to $260 million, down $128 million or 33% from the beginning of the fiscal year. All business loan portfolios contributed to the decrease. The ratio of gross impaired loans to total adjusted capital and allowances was a mere 6.8%. Taking into account the general allowance for credit risk, allowances exceeded gross impaired loans by $191 million as at October 31, 2005, compared to $190 million as at October 31, 2004, despite a decrease in the general allowance for credit risk from $350 million as at October 31, 2004 to $308 million as at the end of fiscal 2005.

Regulatory Capital

Tier 1 and total capital ratios went from 9.6% and 13.0%, respectively, as at October 31, 2004 to 9.6% and 12.8% as at the end of fiscal 2005, taking into account the $500 million debenture issued on November 2, 2005. On August 15, 2005, the Bank redeemed 7 million preferred shares, Series 13, totalling $175 million, which had already been excluded from regulatory capital in the previous quarter. In October 2005, the Bank converted a US $250 million debenture into deposit notes.

Réal Raymond noted that "these record results confirm National Bank's potential for growth. All our financial objectives were achieved or surpassed and we will continue to deliver on our commitment to balance the interests of all stakeholders – our shareholders, our clients and our employees."

In closing, Mr. Raymond took the opportunity to underscore the contribution of all employees to the Bank's excellent performance. "Our success is a testament to what team work can do!"

Financial Objectives

	Objectives	Results 4th quarter 2005	Results fiscal 2005
Growth in earnings per share	5% - 10%	10%	21%
Return on common shareholders' equity	16% - 18%	19.4%	20.7%
Tier 1 capital ratio	More than 8.5%	9.6%	9.6%
Dividend payout ratio	35% - 45%	35%	35%

For more information:

Pierre Fitzgibbon
Senior Vice-President
Finance, Technology and Corporate Affairs
(514) 394-8610

Denis Dubé
Director
Public Relations
(514) 394-8644

Caution regarding forward-looking statements
From time to time, National Bank of Canada makes written and oral forward-looking statements, included in this quarterly report, in other filings with Canadian regulators or the U.S. Securities and Exchange Commission, in reports to shareholders, in press releases and in other communications. All such statements are made pursuant to the "safe harbour" provisions of the United States Private Securities Litigation Reform Act of 1995. *These forward-looking statements include, among others, statements with respect to the economy, market changes, the achievement of strategic objectives, certain risks as well as statements with respect to our beliefs, plans, expectations, anticipations, estimates and intentions. These forward-looking statements are typically identified by the words "may," "could," "should," "would," "suspect," "outlook," "believe," "anticipate," "estimate," "expect," "intend," "plan," and words and expressions of similar import.*

By their very nature, such forward-looking statements require us to make assumptions and involve inherent risks and uncertainties, both general and specific. There is significant risk that express or implied projections contained in such statements will not materialize or will not be accurate. A number of factors could cause actual future results, conditions, actions or events to differ materially from the targets, expectations, estimates or intentions expressed in the forward-looking statements. Such differences may be caused by factors, many of which are beyond the Bank's control, which include, but are not limited to, changes in Canadian and/or global economic and financial conditions (particularly fluctuations in interest rates, currencies and other financial instruments), liquidity, market trends, regulatory developments and competition in geographic areas where the Bank operates, technological changes, consolidation in the Canadian financial services sector, the possible impact on our businesses of international conflicts and other developments including those relating to the war on terrorism and the Bank's anticipation of and success in managing the risks implied by the foregoing.

The Bank cautions that the foregoing list of important factors is not exhaustive. Investors and others who base themselves on the Bank's forward-looking statements should carefully consider the above factors as well as the uncertainties they represent and the risk they entail. The Bank therefore cautions readers not to place undue reliance on these forward-looking statements. The Bank does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by or on behalf of the Bank.

Management's Discussion and Analysis of Financial Condition and Operating Results

December 8, 2005 – *The following text presents Management's discussion and analysis of the Bank's financial condition and operating results. This analysis was prepared in accordance with the requirements set out in Regulation 51-102 respecting Continuous Disclosure Obligations of the Canadian Securities Administrators and is based on the unaudited interim consolidated financial statements for the fourth quarter and the consolidated financial statements for fiscal 2005. Additional information about National Bank of Canada, including the Annual Information Form, can be obtained from the SEDAR website at www.sedar.com and the Bank's website at www.nbc.ca.*

Analysis of Results

Consolidated Results

National Bank reported net income of $207 million for the fourth quarter ended October 31, 2005, compared to $192 million for the corresponding quarter of 2004, for an increase of 8%. Earnings per share stood at $1.22, up 10% from $1.11 per share for the fourth quarter of 2004.

Net income for fiscal 2005 reached a new high of $855 million, up 18% from last year's record of $725 million. Earnings per share were $4.98 as against $4.10 the year earlier, an increase of 21%.

Total Revenues

Total revenues for the fourth quarter of 2005 amounted to $931 million, up 4.4% compared to the $892 million recorded in the corresponding quarter of 2004.

Net interest income was $402 million for the quarter versus $380 million posted in the corresponding quarter of 2004. Net interest income for the Personal and Commercial segment advanced $18 million or 5.7% to $334 million for the quarter, because of higher volumes of personal and business loans, which were partially offset by a narrowing of the spread. The Financial Markets segment generated net interest income of $129 million, an increase of $19 million. This growth was related to trading activities and must be analyzed taking into consideration the trading revenues recorded in other income.

Other income for the quarter was $529 million as against $512 million for the three-month period ended October 31, 2004. Financial market fees totalled $166 million for the quarter, up $27 million over the corresponding quarter of 2004. Retail brokerage activities and the institutional sub-segment at Financial Markets were equally responsible for this increase. The portion of trading revenues recorded as other income rose $25 million from the fourth quarter of 2004. In addition, if net interest income related to trading activities is included, total trading revenues for the quarter were up $42 million. However, gains on investment account securities this quarter were $4 million versus the $51 million in gains recorded in the fourth quarter of 2004. Other than these items, the growth in other income stemmed from securitization revenues, which were up $11 million, and mutual funds and trust services, including private investment management, which rose $14 million.

Total revenues for fiscal 2005 reached $3,703 million compared to $3,545 million in 2004, for an increase of $158 million or 4.5%.

Net interest income, which represented 39% of all revenues, rose $74 million or 5.4%. At Personal and Commercial, net interest income was up 4% to $1,302 million, mainly as a result of the significant growth in loan volumes, while the spread narrowed 13 basis points, in particular on deposit transaction accounts. The $62 million increase in net interest income in the Financial Markets segment was attributable primarily to trading activities. Higher average volumes for securitized assets accounted for the $46 million decline in net interest income for the "Other" heading of segment disclosures.

In fiscal 2005, other income grew $84 million or 3.8% from 2004 to $2,266 million. Almost 60% of the increase was attributable to higher financial market fees resulting from the rise in the volume of transactions with individuals and financial market transactions. At $63 million for the year, card service revenues were up $14 million or 29%, driven by the increase in consumer spending. Securitization revenues rose $15 million or 8% in 2005 to $195 million, particularly from the securitization of additional credit card advances during the year. The appeal of the private investment management service coupled with higher volumes and values for mutual funds under management contributed to the growth of $41 million or 17% in trust service and mutual fund revenues, which reached $285 million in 2005. The $11 million decline in lending fees was due to the $25 million in revenues recorded in 2004 attributable to the change in the method of accounting for indemnities on mortgage loan prepayments. If this item were excluded, lending fees, which amounted to $247 million in 2005, would have increased 6%, chiefly owing to the resurgence in commercial credit operations.

Operating Expenses

Operating expenses for the fourth quarter of 2005 were $646 million compared to $623 million for the corresponding period of 2004, an increase of 3.7%. Salaries and staff benefits rose $29 million to $371 million for the quarter, representing 57% of operating expenses. The increase was attributable to staff benefit costs and incentive compensation as a result of the Bank's excellent performance, especially compared to banking sector institutions. The $12 million decline in occupancy costs for the quarter versus the fourth quarter of 2004 was due to the charge for vacant space recorded last year. Professional fees for the quarter stood at $46 million, up $26 million principally as a result of development programs to support business strategies. Other expenses declined $21 million in the fourth quarter of 2005 as against the year-earlier period because of an additional expense for product promotion and customer loyalty programs in the fourth quarter of 2004.

Management's Discussion and Analysis of Financial Condition and Operating Results (cont.)

In fiscal 2005, operating expenses were $2,499 million, up $111 million or 4.6% compared to $2,388 million the previous fiscal year. More than 80% of the increase was attributable to salaries and staff benefits, primarily variable compensation and incentive compensation, but also to higher staff benefit costs. Computer and equipment expenses and professional fees combined rose by almost 9% from 2004 to 2005 to $492 million. This increase was driven by the technology developments required to improve computer systems, optimize support operations and comply with regulatory requirements.

Income Taxes

Income taxes for the fourth quarter of 2005 totalled $72 million, representing an effective tax rate of 25.3%, compared to $77 million and an effective tax rate of 27.8% for the year-earlier period. For fiscal 2005, income taxes amounted to $291 million, for an effective tax rate of 24.9%, versus $318 million and an effective tax rate of 29.7% in 2004. Other than income tax reductions in certain jurisdictions and changes in sources of income, the lower effective tax rate in 2005 was also due to tax-efficient financial market transactions.

Results by Segment

Personal and Commercial

Net income for the Personal and Commercial segment totalled $112 million for the fourth quarter of 2005, up $14 million or 14% from the fourth quarter of 2004. Total revenues grew $20 million, or 4% to reach $528 million for the fourth quarter of 2005 compared to $508 million for the same period of 2004. Income for the Personal sub-segment was $12 million or 3.6% higher due to the $3.2 billion increase in average asset volumes, attributable to consumer loans, but also to residential mortgage loans and credit card advances. The increase in revenues stemming from the rise in loan volumes was partly offset by a nearly 15-basis point narrowing of the spread, in particular on transaction deposits. The $8 million or 4.6% revenue growth for the Commercial sub-segment was essentially attributable to the 5.5% or approximately $750 million increase in loans and acceptances, while the sub-segment's spread remained relatively stable. Operating expenses for the Personal and Commercial segment were $321 million for the fourth quarter of 2005 versus $316 million for the year-earlier period, an increase of less than 2%. Consequently, the efficiency ratio improved to 60.8% for the fourth quarter of 2005 compared to 62.2% for the same period in 2004. The segment's allowance for credit losses declined $2 million to $38 million. The allowance for commercial loans decreased but was offset in part by an increase in the allowance for consumer loans.

For fiscal 2005, net income for the Personal and Commercial segment was $453 million, a $61 million or 16% increase over the previous fiscal year. The $3.5 billion or 8.8% advance in loans and acceptances as well as the growth in lending fees, card service revenues and foreign exchange revenues contributed to the $86 million or 4.4% increase in the segment's total revenues of $2.1 billion for fiscal 2005. The improvement in the efficiency ratio from 62.0% in 2004 to 61.1% this year was achieved by containing the increase in operating expenses to 3% despite higher staff benefit and IT investment costs.

Credit losses in fiscal 2005 were $117 million, down $20 million, chiefly owing to commercial credit.

Wealth Management

Net income for the Wealth Management segment amounted to $27 million for the fourth quarter of 2005, up 17% from the $23 million posted for the corresponding quarter of 2004. Total Wealth Management revenues for the quarter were $206 million, up 14% from the fourth quarter of 2004. Three fourths of the growth was generated by retail brokerage activities, while the remainder stemmed from mutual fund revenues. Operating expenses were up $18 million or 13% to $159 million for the quarter. One half of the increase stemmed from variable compensation and the other half from IT costs and professional fees.

The segment's net income grew 15% in 2005 to reach $115 million as a result of the 8.6% increase in revenues, which stood at $807 million for the year. Retail brokerage, private investment management and mutual funds contributed to the growth in the segment's revenues in 2005. The efficiency ratio went from 78.2% in 2004 to 76.7% in 2005, essentially due to the optimization of the cost structures of certain activities.

Financial Markets

Net income for the Financial Markets segment totalled $50 million for the fourth quarter of 2005 compared to $63 million for the year-earlier period. Total revenues for the quarter were $236 million, down $10 million from the same quarter in 2004, mainly as a result of smaller gains on securities, offset in part by trading revenues. Operating expenses for the quarter were $150 million, up 2% from the $147 million in the fourth quarter of 2004. The allowance for credit losses stood at $4 million, while a $2 million recovery had been recorded a year earlier.

Management's Discussion and Analysis of Financial Condition and Operating Results (cont.)

Financial Market Revenues [1] (millions of dollars)	Q4 2005	Q4 2004	2005	2004
Interest rate	30	(2)	71	43
Equity	43	59	244	190
Commodity and foreign exchange	10	8	28	30
Trading revenues	**83**	**65**	**343**	**263**
Financial market fees	73	61	302	284
Banking services	36	41	137	190
Gains on securities	7	38	56	100
Other	37	41	151	147
Total	**236**	**246**	**989**	**984**

For fiscal 2005, net income for the Financial Markets segment amounted to $250 million compared to $245 million the previous year. The favourable impact on results of the decrease in credit losses from $51 million in 2004 to $8 million in 2005 was offset by the almost 10% increase in operating expenses for the segment. Higher operating expenses and relatively stable revenues were due to revenues from activities with a higher variable compensation rate, costs for IT development and the integration of the National Bank Financial Group. Total revenues for the Financial Markets segment were $989 million in 2005 versus $984 million in 2004. Trading revenues advanced 30% to $343 million, driven by good market opportunities, and commission revenues grew by $18 million or 6% due to the increase in the volume of market transactions. These increases were offset by the $44 million decrease in gains on securities and the $53 million decline in banking service revenues from 2004 when the Bank had participated in several large transactions.

Other

The "Other" heading of segment results generated net income of $18 million for the fourth quarter of 2005 compared to $8 million for the year-earlier period. The increase was mainly due to securitization activities. For fiscal 2005, net income for the "Other" heading of segment results amounted to $37 million as against a net loss of $12 million for the same period last year. The variance was chiefly attributable to the $37 million gain ($25 million net of income taxes) on the disposal of investments in financial institutions in South America. In 2005, the Bank reversed a total of $42 million of the general allowance for credit risk versus $55 million in 2004, which reduced net income for the "Other" heading of segment results by $9 million, net of income taxes. The remainder of the variance was attributable to securitization activities.

Cash Flows

Due to the nature of the Bank's business, most of its revenues and expenses are cash items. Moreover, significant cash flow movement can be observed, especially in trading activities, which impacts several assets and liabilities such as trading account securities, securities sold short or securities sold under repurchase agreements.

For the fourth quarter of 2005, cash and cash equivalents declined $1.7 billion compared to a decrease of $1.6 billion for the fourth quarter of 2004. As at October 31, 2005, cash and cash equivalents totalled $6.3 billion versus $5.3 billion a year earlier.

Operating activities generated cash of $0.8 billion. The decrease in trading account securities generated $1.6 billion, which was partially offset by the $700 million increase in Other items, in particular amounts in the settlement process. For the corresponding quarter of 2004, operating activities required $0.1 billion.

Financing activities required cash flows of $2.5 billion due to an increase in securities sold short and securities sold under repurchase agreements. For the fourth quarter of 2004, the cash generated by financing activities was due to the decrease in securities sold short.

Lastly, funds used in investing activities in the fourth quarter of 2005 were negligible. For the corresponding period of 2004, investing activities required $2.6 billion mainly because of the increase in investment account securities.

Risk Management

Credit Risk

For the fourth quarter of 2005, the Bank recorded specific provisions for credit losses of $25 million, which were offset by the $25 million reversal of the general allowance for credit risk. In the corresponding quarter of 2004, an $8 million recovery of credit losses was recorded as a result of the $35 million reversal of the general allowance. Consequently, the provision for credit losses for fiscal 2005 was $33 million, representing a $42 million recovery of the general allowance and specific charges of $75 million. For 2004, the specific provisions were $141 million and the recovery of the general allowance was $55 million. The decrease of almost 50% in the specific provisions for 2005 was attributable to both commercial loans and corporate lending.

As at October 31, 2005, the allowance for credit losses exceeded impaired loans by $191 million compared to $190 million as at October 31, 2004, despite the $42 million reduction in the general allowance for credit risk. Moreover, impaired loans declined for all business lending segments. The general allowance for credit risk stood at $308 million as at October 31, 2005 versus $350 million a year earlier.

The ratio of gross private impaired loans to total adjusted capital and allowances was excellent at 6.8% as at October 31, 2005 versus 10.9% as at October 31, 2004.

(1) Taxable equivalent basis is a calculation method that consists in grossing up certain tax-exempt income by the amount of income tax that otherwise would have been payable. The use of the taxable equivalent basis is not in accordance with GAAP. Securities regulators require that companies caution readers that measures adjusted on a basis other than GAAP do not have standardized meanings under GAAP and may not be comparable to similar measures used by other companies. Please refer to Note 10 to the unaudited interim consolidated financial statements for the impact of the taxable equivalent adjustment to segment results.

Management's Discussion and Analysis of Financial Condition and Operating Results (cont.)

Market Risk – Trading Activities

The Value-at-Risk (VaR) simulation model is one of the main tools used to manage market risk in trading activities. The VaR measure is based on a 99% confidence level, which is an estimate of the maximum potential trading loss in 99 out of 100 days, which means that actual losses will probably exceed VaR on only one day out of 100. The computerized VaR calculation model is based on two years of historical data. Market risk management is discussed in more detail on page 63 of the 2004 Annual Report.

The table at the bottom of the page entitled "Trading Activities" illustrates the allocation of market risk by type of risk: interest rate, foreign exchange, equity price and commodity.

Balance Sheet

As at October 31, 2005, the Bank's assets stood at $107.6 billion compared to $88.7 billion as at October 31, 2004. Loans and acceptances were up $5.8 billion. Moreover, cash, deposits with financial institutions, securities and securities purchased under reverse repurchase agreements rose $12.1 billion. The following table presents the main portfolios.

Average monthly volumes (millions of dollars)	October 2005	October 2004
Loans and acceptances*		
Residential mortgages	20,728	19,554
Consumer loans	8,283	6,491
Credit card receivables	1,707	1,589
SME loans	15,133	14,339
Corporate loans	3,216	2,922
	49,067	**44,895**
Deposits		
Personal (balance)	26,385	24,008
Off-balance sheet personal savings (balance)	63,262	57,207
Business	11,103	10,668

* including securitized assets

As at October 31, 2005, residential mortgage loans amounted to $20.7 billion, up $1.2 billion or 6% compared to October 31, 2004 as a result of the solid performance of the residential real estate sector in the Bank's main market. At $8.3 billion, consumer loans were up 28%, with approximately 40% of this strong growth attributable to volumes from partnerships and the remainder to secured lines of credit. The increase in consumer spending contributed to the growth in the volume of credit card receivables, which rose 7.4% over the year to $1.7 billion as at October 31, 2005.

Businesses started using bank credit again as evidenced by the $0.8 billion or 5.5% rise in outstanding loans to small and medium-sized enterprises as at October 31, 2005, while corporate loans increased by approximately $300 million during the year to $3.2 billion at the end of the year.

Personal deposits stood at $26.4 billion as at October 31, 2005, up $2.4 billion or 10% compared to October 31, 2004, primarily due to deposits distributed by the subsidiary Altamira. Off-balance sheet personal savings administered by the Bank as at October 31, 2005 totalled $63.3 billion, an increase of $6.1 billion or 11% since the end of the previous fiscal year. Two thirds of the growth was attributable to savings administered by brokerage subsidiaries with the remainder due to private investment management and mutual funds.

Critical Accounting Estimates

A summary of the significant accounting policies used by the Bank is presented in Note 1 and Note 2 to the audited consolidated financial statements as at October 31, 2004 on pages 90 to 97 of the 2004 Annual Report.

Page 56 of the 2004 Annual Report presents explanations of certain accounting policies that are considered critical because they are important to the presentation of the Bank's financial condition and operating results, and require difficult, subjective and complex judgments and estimates because they relate to matters that are inherently uncertain. We invite the reader to refer to the Annual Report for these explanations.

Trading Activities [1]
(millions of dollars)

Global VaR by risk category	For the quarter ended October 31, 2005				For the quarter ended July 31, 2005			
	Period end	High	Average	Low	Period end	High	Average	Low
Interest rate	(3.5)	(7.5)	(4.8)	(2.7)	(6.1)	(6.7)	(4.7)	(2.8)
Foreign exchange	(0.9)	(2.0)	(0.9)	(0.2)	(1.7)	(2.2)	(1.3)	(0.5)
Equity	(5.1)	(5.1)	(4.3)	(2.8)	(3.8)	(4.7)	(3.5)	(2.4)
Commodity	(0.6)	(0.9)	(0.6)	(0.5)	(0.8)	(0.9)	(0.7)	(0.6)
Correlation effect [2]	5.0	7.6	4.8	2.1	5.5	6.5	4.4	2.3
Global VaR	**(5.1)**	**(7.9)**	**(5.8)**	**(4.1)**	**(6.9)**	**(8.0)**	**(5.8)**	**(4.0)**

(1) Amounts are presented on a pre-tax basis and represent one-day VaR.

(2) The correlation effect is the result of the diversification of types of risk.

Management's Discussion and Analysis of Financial Condition and Operating Results (cont.)

Changes in Accounting Policies

Variable interest entities

On November 1, 2004, the Bank adopted Accounting Guideline No. 15 "Consolidation of Variable Interest Entities" (AcG-15) issued by the Canadian Institute of Chartered Accountants (CICA). This Guideline provides guidance on the application of the standards set out in CICA Handbook Section 1590 "Subsidiaries" to certain entities defined as variable interest entities ("VIEs"). VIEs are entities in which equity investors do not have a controlling financial interest or the equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support provided by other parties. AcG-15 requires the consolidation of a VIE by its primary beneficiary, defined as the party that receives the majority of the expected residual returns and/or that absorbs the majority of the entity's expected losses. The application of the provisions of AcG-15 on November 1, 2004 resulted in the consolidation of certain mutual funds in which the Bank has a significant investment and the consolidation of the VIE that leases the Bank's head office building under a capital lease. The impact of the application of this standard was an increase in "Premises and equipment" of $84 million, "Securities" of $48 million, "Other assets" of $3 million, "Other liabilities" of $90 million, "Non-controlling interest" of $44 million, and "Retained earnings" of $1 million. Prior period consolidated financial statements have not been restated for this change.

Investment companies

Effective November 1, 2004, the Bank has applied Accounting Guideline No. 18 "Investment Companies" (AcG-18). Under this Guideline, investment companies that satisfy certain criteria are required to account for all their investments at fair value, including investments that would otherwise be consolidated or accounted for using the equity method. The impact of the adoption of this new Guideline on the consolidated financial statements for the 2005 fiscal year is negligible.

Future Changes in Accounting Policies

Financial Instruments – Recognition and Measurement, Hedges and Comprehensive Income

In January 2005, the CICA issued three new accounting standards: "Financial Instruments – Recognition and Measurement," "Hedges" and "Comprehensive Income." These standards provide guidance on the recognition and measurement of financial assets, financial liabilities and non-financial derivatives. They also provide guidance on the classification of financial instruments and standards on hedge accounting (see Note 3 to the unaudited interim consolidated financial statements).

These new standards will apply to the Bank effective November 1, 2006. The impact of implementing these new standards on the Bank's consolidated financial statements cannot yet be determined as it is dependent on the Bank's unsettled positions and hedging strategies and on market volatility at the time of transition.

Capital

Tier 1 and total capital ratios, according to the rules of the Bank for International Settlements, were 9.6% and 12.8%, respectively, as at October 31, 2005, taking into account the $500 million debenture issued on November 2, 2005, compared to 9.6% and 13.0% as at October 31, 2004.

During the first quarter of 2005, the Bank issued $350 million of subordinated debentures and redeemed the same amount in the third quarter. On March 15, 2005, the Bank issued 8,000,000 Non-Cumulative Fixed Rate First Preferred Shares Series 16 to take advantage of the current market conditions which allowed the Bank to issue the shares at a rate considerably lower than the 6.15% fixed rate that would likely have been the rate at which dividends would have been paid on the 7,000,000 Non-Cumulative First Preferred Shares Series 13 after August 15, 2005. The Bank ceased to take into account the Non-Cumulative First Preferred Shares Series 13 as Tier 1 capital for capital adequacy purposes effective March 15, 2005, the date on which the Non-Cumulative Fixed Rate First Preferred Shares Series 16 were issued. The Bank redeemed the Non-Cumulative First Preferred Shares Series 13 on August 15, 2005. In October 2005, the Bank converted a US $250 million debenture into deposit notes.

During fiscal 2005, the Bank repurchased 4.2 million common shares for a total of $224 million as part of a normal course issuer bid to repurchase up to 8.4 million shares commenced on January 13, 2005.

In addition, risk-weighted assets rose by $5.4 billion or 13%, chiefly because of higher loan volumes.

Dividends

At its meeting on December 8, 2005, the Board of Directors declared regular dividends on the various classes and series of preferred shares as well as a dividend of 48 cents per common share payable on February 1, 2006 to shareholders of record on December 29, 2005.

Management's Discussion and Analysis of Financial Condition and Operating Results (cont.)

Additional Financial Information

(unaudited)
(millions of dollars except per share amounts)

	2005				2004				2005	2004
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Total	Total
Total revenues	$931	$889	$900	$983	$892	$858	$884	$911	$3,703	$3,545
Net income	207	207	202	239	192	167	180	186	855	725
Earnings per share										
Basic	1.22	1.20	1.17	1.39	1.11	0.95	1.01	1.03	4.98	4.10
Diluted	1.20	1.18	1.15	1.37	1.09	0.94	1.00	1.02	4.90	4.05
Dividends per common share	0.44	0.44	0.42	0.42	0.38	0.38	0.33	0.33	1.72	1.42
Return on common shareholders' equity	19.4%	19.6%	19.9%	23.6%	19.7%	17.2%	19.0%	19.0%	20.7%	18.8%
Total assets	$107,598	$110,593	$99,917	$91,703	$88,497	$85,481	$86,466	$83,156		
Impaired loans, net	117	114	119	134	160	199	220	234		
Per common share										
Book value	25.39	24.70	24.19	23.97	22.87	22.30	21.94	21.81		
Stock trading range										
High	61.47	58.21	55.24	49.75	48.78	45.50	47.93	45.00		
Low	55.87	51.60	48.72	46.39	42.31	42.72	43.27	40.17		

Highlights

(unaudited)	Quarter ended October 31 2005	2004	% Change	Fiscal year ended October 31 2005	2004	% Change
Operating results (millions of dollars)						
Total revenues	**$931**	$892	4	**$3,703**	$3,545	4
Net income	**207**	192	8	**855**	725	18
Return on common shareholders' equity	**19.4%**	19.7%		**20.7%**	18.8%	
Per common share						
Net earnings - basic	**$1.22**	$1.11	10	**$4.98**	$4.10	21
Dividends paid	**0.44**	0.38	16	**1.72**	1.42	21
Book value				**25.39**	22.87	11
Stock trading range						
High	**61.47**	48.78		**61.47**	48.78	
Low	**55.87**	42.31		**46.39**	40.17	
Close	**59.14**	48.78		**59.14**	48.78	

Financial position (millions of dollars)	October 31 2005	October 31 2004	
Total assets	**$107,598**	$88,497	22
Loans and acceptances	**50,360**	44,574	13
Deposits	**61,977**	53,432	16
Subordinated debentures and shareholders' equity	**5,699**	5,612	2
Capital ratios - BIS			
Tier 1	**9.6%**	9.6%	
Total	**12.8%** (1)	13.0%	
Impaired loans, net of specific and general allowances	**(191)**	(190)	
as a% of loans and acceptances	**(0.4)%**	(0.4)%	
Assets under administration/management	**221,132**	180,598	
Total personal savings	**89,647**	81,215	
Interest coverage	**12.71**	12.61	
Asset coverage	**4.73**	3.42	
Other information			
Number of employees	**16,890**	16,555	2
Number of branches in Canada	**457**	462	(1)
Number of banking machines	**788**	770	2

(1) Taking into account the issuance of $500 million of subordinated debentures on November 2, 2005.

Consolidated Statement of Income

(unaudited) (millions of dollars)	Quarter ended October 31 2005	July 31 2005	October 31 2004	Fiscal year ended October 31 2005	October 31 2004
Interest income and dividends					
Loans	568	538	476	2,122	1,884
Securities	189	189	155	739	588
Deposits with financial institutions	67	52	24	193	113
	824	779	655	3,054	2,585
Interest expense					
Deposits	267	332	194	1,113	800
Subordinated debentures	21	25	24	100	99
Other	134	116	57	404	323
	422	473	275	1,617	1,222
Net interest income	402	306	380	1,437	1,363
Other income					
Financial market fees	166	158	139	682	633
Deposit and payment service charges	52	51	50	201	200
Trading revenues	12	94	(13)	192	198
Gains (losses) on investment account securities, net	4	(7)	51	91	91
Card service revenues	14	17	12	63	49
Lending fees	65	67	65	247	258
Acceptances, letters of credit and guarantee	15	15	16	61	65
Securitization revenues	52	48	41	195	180
Foreign exchange revenues	20	20	17	76	72
Trust services and mutual funds	77	74	63	285	244
Other	52	46	71	173	192
	529	583	512	2,266	2,182
Total revenues	931	889	892	3,703	3,545
Provision for credit losses	-	15	(8)	33	86
	931	874	900	3,670	3,459
Operating expenses					
Salaries and staff benefits	371	355	342	1,451	1,359
Occupancy	48	45	60	184	200
Computers and equipment	94	85	96	356	334
Communications	22	19	19	81	77
Professional fees	46	33	20	136	118
Other	65	79	86	291	300
	646	616	623	2,499	2,388
Income before income taxes and non-controlling interest	285	258	277	1,171	1,071
Income taxes	72	46	77	291	318
	213	212	200	880	753
Non-controlling interest	6	5	8	25	28
Net income	207	207	192	855	725
Dividends on preferred shares	5	8	5	26	23
Net income available to common shareholders	202	199	187	829	702
Number of common shares outstanding (thousands)					
Average - basic	165,176	165,363	167,671	166,382	170,918
Average - diluted	167,939	167,849	169,936	168,964	173,276
End of period	165,335	165,096	167,430	165,335	167,430
Earnings per common share (dollars)					
Basic	1.22	1.20	1.11	4.98	4.10
Diluted	1.20	1.18	1.09	4.90	4.05
Dividends per common share (dollars)	0.44	0.44	0.38	1.72	1.42

Consolidated Balance Sheet

(unaudited) (millions of dollars)	October 31 2005	July 31 2005	October 31 2004
ASSETS			
Cash	**227**	232	481
Deposits with financial institutions	**10,087**	11,799	5,296
Securities			
Investment account	**6,869**	6,945	7,446
Trading account	**26,183**	27,745	20,561
	33,052	34,690	28,007
Securities purchased under reverse repurchase agreements	**7,023**	8,270	4,496
Loans			
Residential mortgage	**15,677**	16,005	15,500
Personal and credit card	**9,796**	9,292	7,825
Business and government	**22,096**	20,978	18,751
	47,569	46,275	42,076
Allowance for credit losses	**(451)**	(480)	(578)
	47,118	45,795	41,498
Other			
Customers' liability under acceptances	**3,242**	2,842	3,076
Fair value of trading derivative financial instruments	**2,390**	2,844	2,735
Premises and equipment	**355**	345	267
Goodwill	**662**	662	662
Intangible assets	**178**	179	180
Other assets	**3,264**	2,935	1,799
	10,091	9,807	8,719
	107,598	110,593	88,497
LIABILITIES AND SHAREHOLDERS' EQUITY			
Deposits			
Personal	**26,385**	25,476	24,008
Business and government	**29,636**	28,474	23,966
Deposit-taking institutions	**5,956**	7,043	5,458
	61,977	60,993	53,432
Other			
Acceptances	**3,242**	2,842	3,076
Obligations related to securities sold short	**15,504**	16,776	10,204
Securities sold under repurchase agreements	**12,915**	14,526	8,182
Fair value of trading derivative financial instruments	**1,846**	2,386	2,386
Other liabilities	**5,928**	6,593	5,235
	39,435	43,123	29,083
Subordinated debentures	**1,102**	1,409	1,408
Non-controlling interest	**487**	415	370
Shareholders' equity			
Preferred shares	**400**	575	375
Common shares	**1,565**	1,557	1,545
Contributed surplus	**13**	12	7
Unrealized foreign currency translation adjustments	**(26)**	(10)	(10)
Retained earnings	**2,645**	2,519	2,287
	4,597	4,653	4,204
	107,598	110,593	88,497

Consolidated Statement of Cash Flows

(unaudited)
(millions of dollars)

	Quarter ended October 31		Fiscal year ended October 31	
	2005	2004	2005	2004
Cash flows from operating activities				
Net income	207	192	855	725
Adjustments for:				
Provision for credit losses	-	(8)	33	86
Amortization of premises and equipment	16	16	63	52
Future income taxes	1	50	(31)	50
Translation adjustment on foreign currency subordinated debentures	(12)	(32)	(11)	(29)
Gains on sale of investment account securities, net	(4)	(51)	(91)	(91)
Gains on asset securitization and other transfers of receivables, net	(36)	(14)	(125)	(64)
Stock option expense	1	1	6	5
Change in interest payable	(35)	107	(73)	58
Change in interest and dividends receivable	(154)	(85)	11	268
Change in income taxes payable	(2)	(17)	6	(161)
Change in fair value of trading derivative financial instruments	(86)	(145)	(195)	(116)
Change in trading account securities	1,562	(1,569)	(5,622)	(1,410)
Excess of pension plan contributions over expenses	-	-	-	(20)
Change in other items	(691)	1,472	(430)	929
	767	(83)	(5,604)	282
Cash flows from financing activities				
Change in deposits	689	(836)	8,250	1,969
Issuance of subordinated debentures	-	-	350	-
Repurchase of subordinated debentures	-	(34)	(350)	(79)
Issuance of common shares	8	9	58	42
Issuance of preferred shares	-	-	200	-
Repurchase of common shares for cancellation	-	(41)	(224)	(382)
Repurchase of preferred shares for cancellation	(175)	-	(175)	-
Dividends paid on common shares	(73)	-	(278)	(179)
Dividends paid on preferred shares	(8)	(6)	(27)	(23)
Change in obligations related to securities sold short	(1,272)	1,064	5,300	1,747
Change in securities sold under repurchase agreements	(1,611)	949	4,733	(492)
Change in other items	(16)	(10)	(19)	(16)
	(2,458)	1,095	17,818	2,587
Cash flows from investing activities				
Change in deposits with financial institutions given as collateral	25	(380)	(3,594)	(123)
Change in loans	(2,171)	(691)	(8,016)	(4,851)
Proceeds from securitization of assets and other transfers of receivables	848	289	3,069	1,648
Maturity of securitized assets	-	-	(706)	-
Purchases of investment account securities	(31,378)	(7,367)	(52,611)	(15,479)
Sales of investment account securities	31,454	5,621	53,313	15,140
Change in securities purchased under reverse repurchase agreements	1,247	(45)	(2,527)	(541)
Consolidation of assets under AcG-15 (Note 2)	-	-	(132)	-
Net acquisitions of premises and equipment	(26)	(11)	(67)	(56)
	(1)	(2,584)	(11,271)	(4,262)
Increase (decrease) in cash and cash equivalents	(1,692)	(1,572)	943	(1,393)
Cash and cash equivalents at beginning	7,968	6,905	5,333	6,726
Cash and cash equivalents at end	6,276	5,333	6,276	5,333
Cash and cash equivalents				
Cash	227	481	227	481
Deposits with financial institutions	10,087	5,296	10,087	5,296
Less: Amount given as collateral	(4,038)	(444)	(4,038)	(444)
	6,276	5,333	6,276	5,333
Supplementary information				
Interest paid	457	269	1,589	1,218
Income taxes paid	75	144	257	529

Consolidated Statement of Changes in Shareholders' Equity

(unaudited)
(millions of dollars)

	Fiscal year ended October 31	
	2005	2004
Preferred shares at beginning	**375**	375
Issuance of preferred shares, Series 16 (Note 7)	**200**	-
Redemption of preferred shares, Series 13 for cancellation (Note 7)	**(175)**	-
Preferred shares at end	**400**	375
Common shares at beginning	**1,545**	1,583
Issuance of common shares		
Dividend Reinvestment and Share Purchase Plan	**12**	12
Stock Option Plan	**46**	30
Repurchase of common shares for cancellation (Note 7)	**(39)**	(80)
Impact of shares acquired or sold for trading purposes	**1**	-
Common shares at end	**1,565**	1,545
Contributed surplus at beginning	**7**	2
Stock option expense	**6**	5
Contributed surplus at end	**13**	7
Unrealized foreign currency translation adjustments at beginning	**(10)**	6
Losses on foreign exchange operations with a functional currency other than the Canadian dollar, net of income taxes	**(16)**	(16)
Unrealized foreign currency translation adjustments at end	**(26)**	(10)
Retained earnings at beginning	**2,287**	2,131
Net income	**855**	725
Impact of initial adoption of AcG-15 (Note 2)	**1**	-
Dividends		
Preferred shares	**(26)**	(23)
Common shares	**(286)**	(243)
Premium paid on common shares repurchased for cancellation (Note 7)	**(185)**	(302)
Share issuance and other expenses, net of income taxes	**(1)**	(1)
Retained earnings at end	**2,645**	2,287
Shareholders' equity	**4,597**	4,204

Notes to the Consolidated Financial Statements
(unaudited) (millions of dollars)

These unaudited interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements for the year ended October 31, 2004. Certain comparative figures have been reclassified to comply with the presentation adopted in fiscal 2005.

1. Significant Accounting Policies

These unaudited interim consolidated financial statements of the Bank have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP") and the accounting policies described in the Bank's most recent Annual Report for the year ended October 31, 2004, except for the new standards described in Note 2.

2. Recent Accounting Standards Adopted

Variable interest entities

On November 1, 2004, the Bank adopted Accounting Guideline No. 15 "Consolidation of Variable Interest Entities" (AcG-15) issued by the Canadian Institute of Chartered Accountants (CICA). This Guideline provides guidance on the application of the standards set out in CICA Handbook Section 1590 "Subsidiaries" to certain entities defined as variable interest entities ("VIEs"). VIEs are entities in which equity investors do not have a controlling financial interest or the equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support provided by other parties. AcG-15 requires the consolidation of a VIE by its primary beneficiary, defined as the party that receives the majority of the expected residual returns and/or that absorbs the majority of the entity's expected losses. The application of the provisions of AcG-15 on November 1, 2004 resulted in the consolidation of certain mutual funds in which the Bank has a significant investment and the consolidation of the VIE that leases the Bank's head office building under a capital lease. The impact of the application of this standard was an increase in "Premises and equipment" of $84 million, "Securities" of $48 million, "Other assets" of $3 million, "Other liabilities" of $90 million, "Non-controlling interest" of $44 million, and "Retained earnings" of $1 million. Prior period consolidated financial statements have not been restated for this change.

Investment companies

In January 2004, the CICA issued Accounting Guideline No. 18 "Investment Companies" (AcG-18). Under this Guideline, investment companies are required to account for all their investments at fair value, including investments that would otherwise be consolidated or accounted for using the equity method. AcG-18 sets out the criteria for determining whether a company is an investment company and also provides guidance on the circumstances in which the parent company of, or equity method investor in, an investment company should account for the investment company's investments at fair value. The Bank applied the provisions of this Guideline prospectively as of November 1, 2004 and its impact is negligible.

3. Recent Accounting Standards Pending Adoption

Financial Instruments – Recognition and Measurement, Hedges and Comprehensive Income

In January 2005, the CICA issued three new standards: "Financial Instruments - Recognition and Measurement," "Hedges" and "Comprehensive Income." The main consequences of implementing these standards are described below.

All financial assets and liabilities will be carried at fair value in the Consolidated Balance Sheet, except for items classified in the following categories, which will be carried at amortized cost: loans and receivables, held-to-maturity securities and financial liabilities not held for trading. Realized and unrealized gains and losses on financial assets and liabilities that are held for trading will be recorded in the Consolidated Statement of Income. Unrealized gains and losses on financial assets that are available for sale will be reported in Other comprehensive income until realized, at which time they will be recorded in the Consolidated Statement of Income. All derivatives, including embedded derivatives that must be accounted for separately, will be recorded at fair value in the Consolidated Balance Sheet.

For fair value hedges, changes in the fair value of the derivatives and corresponding changes in fair value of the hedged items attributed to the risk being hedged will be recognized in the Consolidated Statement of Income. For cash flow hedges, the effective portion of the changes in the fair values of the derivative instruments will be recorded in Other comprehensive income until the hedged items are recognized in the Consolidated Statement of Income.

Other comprehensive income, which comprises the above items as well as unrealized exchange gains and losses on self-sustaining foreign operations (net of hedging activities), will be included as a separate component of the Consolidated Statement of Changes in Shareholders' Equity. A new statement entitled "Statement of Comprehensive Income" will be added to the Bank's consolidated financial statements.

These new standards will apply to the Bank effective November 1, 2006. The impact of implementing these new standards on the Bank's consolidated financial statements cannot yet be determined as it is dependent on the Bank's unsettled positions and hedging strategies and on market volatility at the time of transition.

Notes to the Consolidated Financial Statements (cont.)

(unaudited) (millions of dollars)

4. Loans and Impaired Loans

	Gross amount	Impaired loans Gross	Specific allowances	Net balance
October 31, 2005				
Residential mortgage	15,677	10	2	8
Personal and credit card	9,796	35	18	17
Business and government	22,096	215	123	92
	47,569	260	143	117
General allowance [1]				(308)
Impaired loans, net of specific and general allowances				(191)
October 31, 2004				
Residential mortgage	15,500	4	2	2
Personal and credit card	7,825	32	17	15
Business and government	18,751	352	209	143
	42,076	388	228	160
General allowance [1]				(350)
Impaired loans, net of specific and general allowances				(190)

(1) The general allowance for credit risk was created taking into account the Bank's credit in its entirety.

5. Allowance for Credit Losses

The changes made to allowances are as follows:

	Specific allowances	Allocated general allowance	Unallocated general allowance	Fiscal year ended October 31 2005	Fiscal year ended October 31 2004
Allowances at beginning	228	272	78	**578**	630
Provision for credit losses	75	(31)	(11)	**33**	86
Write-offs	(215)	-	-	**(215)**	(197)
Recoveries	55	-	-	**55**	59
Allowances at end	143	241	67	**451**	578

6. Pension and Other Employee Future Benefits

	Quarter ended October 31 2005	Quarter ended July 31 2005	Quarter ended October 31 2004	Fiscal year ended October 31 2005	Fiscal year ended October 31 2004
Pension benefit expense	**13**	14	5	**51**	38
Other employee future benefit expense	**2**	2	2	**6**	8

Notes to the Consolidated Financial Statements (cont.)

(unaudited) (millions of dollars)

7. Capital Stock

Issued and fully paid as at October 31, 2005	
First preferred shares	
8,000,000 shares, Serie 15	200
8,000,000 shares, Serie 16	200
	400
165,334,902 common shares	1,565
	1,965
5,613,970 stock options outstanding	N/A

Issuance of preferred shares

On March 15, 2005, the Bank issued 8,000,000 First Preferred Shares Series 16 with non-cumulative dividends of $0.303125 per share payable quarterly for a cash consideration of $194 million, net of commissions of $6 million.

On August 15, 2005, the Bank redeemed, for cancellation, the aggregate 7,000,000 Non-Cumulative First Preferred Shares Series 13 at a price of $25.00 per share, plus $0.40, representing declared and unpaid dividends per share up to the redemption date.

Repurchase of common shares

On January 13, 2005, the Bank commenced a normal course issuer bid to repurchase, for cancellation, up to 8,400,000 common shares over a 12-month period ending no later than January 12, 2006. Repurchases are made on the open market at market prices through the facilities of the Toronto Stock Exchange. Premiums paid above the average book value of the common shares are charged to retained earnings.

As at October 31, 2005, the Bank had repurchase 4,178,900 common shares at a cost of $224 million, which reduced common share capital by $39 million and retained earnings by $185 million.

8. Transfer of receivables

Securization transaction

CMHC-guaranteed mortgage loans

During fiscal 2005, the Bank securitized $2,130 million of guaranteed residential mortgage loans through the creation of mortgage-backed securities ($908 million for the three months ended October 31, 2005). The Bank sold $1,844 million of these securities in addition to $10 million of mortgage-backed securities created in October 2001 ($673 million and $40 million of mortgage-backed securities created in March 2005 for the three months ended October 31, 2005). Mortgage-backed securities created and not sold remain on the Consolidated Balance Sheet under "Securities – Investment account." The Bank received net cash proceeds of $1,845 million and retained the rights to the excess spread of $79 million earned on the mortgage loans ($710 million and $25 million, respectively, for the three months ended October 31, 2005). The Bank also recorded a servicing liability of $11 million ($4 million for the three months ended October 31, 2005). A pre-tax gain of $59 million, net of transaction fees, was recognized in the Consolidated Statement of Income under "Securitization revenues" ($18 million for the three months ended October 31, 2005).

Personal loans

Since fiscal 2002, the Bank has sold fixed-rate personal loans on a revolving basis to a trust. A series of notes totalling $206 million issued by this trust in 2002 matured during fiscal 2005. The two remaining series of notes outstanding represent $309 million as at October 31, 2005.

Credit card receivables

Credit card-backed investor certificates in the amount of $500 million issued by a trust in 1998 under a securitization program matured in March 2005. In addition, the Bank sold $800 million of credit card receivables to this trust during the second quarter ended April 30, 2005. The Bank received cash proceeds of $795 million and retained the rights to the excess spread of $21 million generated by the receivables, net of credit losses. The Bank also recorded a servicing liability of $4 million as well as a pre-tax gain of approximately $12 million, net of transaction fees of $5 million. As a result of these transactions, total securitized credit card receivables increased by $300 million in fiscal year 2005 to $1.2 billion as at October 31, 2005.

Other transfers

During the twelve months ended October 31, 2005, the Bank sold $431 million ($135 million for the three months ended October 31, 2005) of insured and uninsured mortgage loans to a mutual fund of the Bank. The Bank received net cash proceeds of $429 million ($134 million for the three months ended October 31, 2005) and recorded a pre-tax loss of $2 million ($1 million for the three months ended October 31, 2005) on the Consolidated Statement of Income under "Other income – Other." Total outstanding insured and uninsured mortgage loans sold to this mutual fund represent $541 million as at October 31, 2005.

9. Subordinated Debentures

On December 20, 2004, the Bank issued $350 million of subordinated debentures under its Canadian Medium Term Note Program. The issue, Series 3 Medium Term Notes, matures in December 2019. Interest on this issue is payable semi-annually at a fixed rate of 4.926% until December 22, 2014, and at a floating rate equal to the rate on three-month bankers' acceptances plus 1.00% (paid quarterly) thereafter to maturity.

During the third quarter, the Bank redeemed a subordinated debenture in the amount of $350 million of dollars maturing June 7, 2010 at a rate of 6.90%. In October 2005, the Bank also converted a US$ 250 million debenture, maturing in November 2009, into deposit notes.

On November 2, 2005, the Bank issued $500 million of subordinated debentures maturing in 2020. The annual rate of interest of 4.70% is payable semi-annually on May 2 and November 2 of each year.

Notes to the Consolidated Financial Statements (cont.)

(unaudited) (millions of dollars)

10. Segment Disclosures

Quarter ended October 31

	Personal and Commercial		Wealth Management		Financial Markets		Other			Total
	2005	2004	**2005**	2004	**2005**	2004	**2005**	2004	**2005**	2004
Net interest income [1]	**334**	316	**28**	24	**129**	110	**(89)**	(70)	**402**	380
Other income [1]	**194**	192	**178**	156	**107**	136	**50**	28	**529**	512
Total revenues	**528**	508	**206**	180	**236**	246	**(39)**	(42)	**931**	892
Operating expenses	**321**	316	**159**	141	**150**	147	**16**	19	**646**	623
Contribution	**207**	192	**47**	39	**86**	99	**(55)**	(61)	**285**	269
Provision for credit losses	**38**	40	**-**	-	**4**	(2)	**(42)**	(46)	**-**	(8)
Income before income taxes and non-controlling interest	**169**	152	**47**	39	**82**	101	**(13)**	(15)	**285**	277
Income taxes [1]	**57**	54	**20**	15	**32**	38	**(37)**	(30)	**72**	77
Non-controlling interest	**-**	-	**-**	1	**-**	-	**6**	7	**6**	8
Net income (net loss)	**112**	98	**27**	23	**50**	63	**18**	8	**207**	192
Average assets	**45,510**	41,597	**885**	840	**58,937**	40,313	**(6,402)**	(4,682)	**98,930**	78,068

Fiscal year ended October 31

	Personal and Commercial		Wealth Management		Financial Markets		Other			Total
	2005	2004	**2005**	2004	**2005**	2004	**2005**	2004	**2005**	2004
Net interest income [2]	**1,302**	1,251	**101**	94	**318**	256	**(284)**	(238)	**1,437**	1,363
Other income [2]	**749**	714	**706**	649	**671**	728	**140**	91	**2,266**	2,182
Total revenues	**2,051**	1,965	**807**	743	**989**	984	**(144)**	(147)	**3,703**	3,545
Operating expenses	**1,254**	1,218	**619**	581	**595**	543	**31**	46	**2,499**	2,388
Contribution	**797**	747	**188**	162	**394**	441	**(175)**	(193)	**1,204**	1,157
Provision for credit losses	**117**	137	**-**	-	**8**	51	**(92)**	(102)	**33**	86
Income before income taxes and non-controlling interest	**680**	610	**188**	162	**386**	390	**(83)**	(91)	**1,171**	1,071
Income taxes [2]	**227**	218	**70**	58	**135**	145	**(141)**	(103)	**291**	318
Non-controlling interest	**-**	-	**3**	4	**1**	-	**21**	24	**25**	28
Net income (net loss)	**453**	392	**115**	100	**250**	245	**37**	(12)	**855**	725
Average assets	**43,956**	40,511	**882**	834	**51,809**	42,367	**(5,745)**	(5,040)	**90,902**	78,672

Personal and Commercial
The Personal and Commercial segment comprises the branch network, intermediary services, credit cards, insurance, commercial banking services and real estate.

Wealth Management
The Wealth Management segment comprises full-service retail brokerage, direct brokerage, mutual funds, trust services and portfolio management.

Financial Markets
The Financial Markets segment encompasses corporate financing and lending, treasury operations, including asset and liability management for the Bank, and corporate brokerage.

Other
The Other heading comprises securitization operations, gains on the sale of operations, certain non-recurring items and the unallocated portion of centralized services.

Taxable equivalent

(1) The accounting policies are the same as those described in the note on accounting policies (Note 1), with the exception of the net interest income, other income and income taxes of the operating segments, which are presented on a taxable equivalent basis. Taxable equivalent basis is a calculation method that consists in grossing up certain tax-exempt income by the amount of income tax that otherwise would have been payable. For all of the operating segments, net interest income was grossed up by $27 million ($16 million in 2004) and other income by $8 million ($22 million in 2004). An equal amount was added to income taxes. The impact of these adjustments is reversed under the "Other" heading.

(2) For the fiscal year ended October 31, 2005, net interest income was grossed up by $90 million ($61 million in 2004) and other income by $60 million ($47 million in 2004). An equivalent amount was added to income taxes. The impact of these adjustments is reversed under the "Other" heading.

Economic Commentary

For a more detailed analysis and up-to-date information on the state of the global and local economy, we invite you to consult the following National Bank economic publications:

Economic and Financial Outlook: A complete survey of the economic outlook in North America and abroad, the provincial economies, and financial markets and sectors. Published twice a year.

Monthly Economic Monitor: An overview of recent economic developments in Canada, the United States and around the world, with an update of our economic forecast.

Economic Weekly: A weekly analysis of current economic issues along with the latest figures for selected indicators of foreign, North American and provincial economies, and commodity prices.

These publications are available on the Bank's website at www.nbc.ca under Economic Analysis in the menu on the right-hand side of the screen.

Bank News

National Bank teams up with the TV show Virginie: For the third straight year, National Bank is doing its part to keep kids from dropping out of school by joining forces with the popular French-language TV show *Virginie*, Productions Aetios and Radio-Canada in sponsoring the *"Les études, moi j'accroche!"* contest.

Contribution to the victims of Katrina: National Bank donated $77,800 to the Canadian Red Cross to assist victims of Hurricane Katrina. The amount, made up of contributions from clients and employees and a $50,000 corporate donation, enabled the Red Cross to provide the hurricane victims with immediate relief and basic necessities.

National Bank donates $150,000 to École de technologie supérieure: The Bank is contributing to education with a $150,000 donation to the *École de technologie supérieure* fundraising campaign. The money from the campaign will be used to improve the educational environment, support technology research and renovate the school campus.

National Bank and National Bank Financial donate $100,000 to the Marie-Vincent Foundation: The Bank and National Bank Financial donated $100,000 to the Marie-Vincent Foundation to help child victims of sexual abuse. The money raised will mainly be used to set up a centre of expertise that will offer young victims of sexual abuse and their families innovative integrated services, primarily in the areas of health and psychosocial intervention.

National Bank launches its Business Transfer program: In order to support ownership succession within Quebec's SMEs, the Bank launched its Business Transfer program. The purpose of the program is to provide business owners with assistance and advice during all steps of a business transfer, from the planning stage to the final financial transaction.

Energy and Base Metals Note makes its debut: National Bank launched its Energy and Base Metals Note, a new investment solution that offers fully protected principal and an unlimited potential return at maturity. The note's return is linked to the price of aluminum, copper, oil and natural gas, which makes it easier for investors to gain exposure to commodities markets.

SMEs of the National Bank recognition program: National Bank unveiled the names of the provincial winners of the 12th edition of its *SMEs of the National Bank* recognition program. The awards ceremony, held on October 28 at the Hôtel Omni Mont-Royal, was attended by more than 200 people, including the finalists from each category, representatives from National Bank senior management and leaders in the business community.

Réal Raymond speaks at the Scotia Capital Financials Summit 2005: In September, Réal Raymond, President and Chief Executive Officer, delivered a speech at the Scotia Capital Financials Summit in Toronto. He discussed the various growth areas at National Bank as well as the keys to such growth, namely a favourable economic environment, a strategy focused on boosting revenues and earnings, and sound risk management.

Patricia Curadeau-Grou addresses the CIBC World Markets Frontenac Institutional Investor Conference: On September 20, Patricia Curadeau-Grou, Senior Vice-President - Risk Management, addressed the CIBC World Markets Frontenac Institutional Investor Conference in Quebec City. She discussed the Bank's risk strategy and the work that is being done to ensure that risk management is deeply entrenched in its corporate culture.

National Bank launches its "First home" information sessions: In October, the Bank delivered its "First home" information sessions, intended for first-time homebuyers. Forty-four sessions were held in over 30 cities in Quebec.

Gisèle Desrochers honoured by the Ordre des conseillers en ressources humaines et relations industrielles agréés du Québec: Gisèle Desrochers, Senior Vice-President - Human Resources and Operations, was awarded the title of *Professional emeritus* by the *Ordre des conseillers en ressources humaines et en relations industrielles agréés du Québec* at its annual conference, held on October 3 and 4. The award is given to a member of the Ordre who, by his or her achievements in human resource management and industrial relations, contributes to the advancement of the profession and serves as a model for his or her peers.

"Top 25 boards in Canada": In August, National Bank took 9th spot in the "Top 25 Boards in Canada," presented by *Canadian Business* magazine. This ranking recognizes boards that stand out for the accountability and independence of directors, disclosure and 3-year returns.

www.nbc.ca

National Bank of Canada
Information for Shareholders and Investors

Investor Relations
Financial analysts and investors who want to obtain financial information on the Bank are asked to contact the Investor Relations Department.
600 de La Gauchetière West, 7th Floor
Montreal, Quebec H3B 4L2
Telephone: (514) 394-0296
Fax: (514) 394-6196
E-mail: **investorrelations@nbc.ca**
Website: **www.nbc.ca/investorrelations**

Public Relations
600 de La Gauchetière West, 10th Floor
Montreal, Quebec H3B 4L2
Telephone: (514) 394-8644
Fax: (514) 394-6258

Website: **www.nbc.ca**
General inquiries: **telnat@nbc.ca**

Quarterly report publication dates for fiscal 2005-2006
First quarter: March 2, 2006
Second quarter: May 25, 2006
Third quarter: August 31, 2006
Fourth quarter: November 30, 2006

DISCLOSURE OF 4th QUARTER 2005 RESULTS

Conference call:
- A conference call for analysts and institutional investors will be held on **December 8, 2005 at 2:00 ET.**
- Access by telephone in a listen-only mode: **1-866-898-9626** or **(416) 340-2216**
- A recording of the conference call can be heard until December 15, 2005 by calling **1-800-408-3053** or **(416) 695-5800**. The access code is **3167522.**

Webcast:
- The conference call will be webcast live at **www.nbc.ca/investorrelations.**
- A recording of the webcast will also be available on the Internet after the call.

Financial Documents
- The quarterly financial statements are available at all times on National Bank's website at **www.nbc.ca/investorrelations.**
- The Report to Shareholders, Supplementary Financial Information and a slide presentation will be available on the Investor Relations page of National Bank's website shortly before the start of the conference call.

Transfer Agent and Registrar
For information about stock transfers, address changes, dividends, lost stock certificates, tax forms and estate transfers, shareholders are requested to contact the transfer agent, National Bank Trust Inc., at the address and telephone numbers below.

National Bank Trust Inc.
Share Ownership Management
1100 University, 9th Floor
Montreal, Quebec H3B 2G7
Telephone: (514) 871-7171
1-800-341-1419
Fax: (514) 871-7442
Email: **clientele@tbn.bnc.ca**

Direct Deposit Service for Dividends
Shareholders may have their dividend payments deposited directly via electronic funds transfer to an account at any financial institution that is a member of the Canadian Payments Association. To do so, simply contact the transfer agent, National Bank Trust Inc., in writing.

Dividend Reinvestment Plan
National Bank offers holders of its common or preferred shares a Dividend Reinvestment and Share Purchase Plan through which they can invest in shares without paying any commissions or administration fees. Participants may reinvest all cash dividends paid on their shares held or make optional cash payments of at least $500 per payment, to a maximum of $5,000 per quarter, to purchase shares. For more information, please contact the Registrar, National Bank Trust Inc., at 1-800-341-1419 or (514) 871-7171.

www.nbc.ca/investorrelations


NATIONAL
BANK
OF CANADA

Head Office

600 de La Gauchetière West
Montreal, Quebec, Canada
H3B 4L2

www.nbc.ca